SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of November 2006

_________________

AMERICAN ISRAELI PAPER MILLS LTD.
(Translation of Registrant’s Name into English)
P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated November 9, 2006 with respect to the Registrant’s results of operations for the quarter ended September 30, 2006.

        Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s Management Discussion with respect to the Registrant’s results of operations for the quarter ended September 30, 2006.

        Attached hereto as Exhibit 3 and incorporated herein by reference are the Registrant’s unaudited condensed consolidated financial statements for the quarter ended September 30, 2006.

        Attached hereto as Exhibit 4 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Mondi Business Paper Hadera Ltd. and subsidiaries with respect to the quarter ended September 30, 2006.

        Attached hereto as Exhibit 5 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries with respect to the quarter ended September 30, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN ISRAELI PAPER MILLS LTD.
(Registrant)
By: /s/ Lea Katz
Name: Lea Katz Title: Corporate Secretary

Dated: November 9, 2006

EXHIBIT INDEX

Exhibit No.	Description

1.	Press release dated November 9, 2006

2.	Registrant's management discussion.

3.	Registrant's unaudited condensed consolidated financial statements.

4.	Unaudited condensed interim consolidated financial statements of Mondi Business Paper Hadera Ltd. and subsidiaries

5.	Unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries

Exhibit 1

N E W S

Client:	AMERICAN ISRAELI PAPER MILLS LTD.

Agency Contact:	PHILIP Y. SARDOFF

For Release:	IMMEDIATE

American Israeli Paper Mills Ltd.
Reports Financial Results For Third Quarter and Nine Months
And announces strategic plan of associated company

Hadera, Israel, November 9, 2006 — American Israeli Paper Mills Ltd. (ASE:AIP) (the “Company” or “AIPM”) today reported financial results for the third quarter and the nine months period ended September 30, 2006. The Company, its subsidiaries and associated companies – the “Group”.

Since the Company’s share in the earnings of associated companies constitutes a material component in the Company’s statements of income (primarily on account of its share in the earnings of the associated companies Mondi Business Paper Hadera Ltd. (“Mondi Hadera”) and Hogla-Kimberly (“H-K”)), the Company also presents the aggregate data which includes the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under “earnings from associated companies”), without considering the rate of holding and net of inter-company sales:

Aggregate group sales turnover from operations in Israel, in the reported period (January-September 2006), totaled NIS 2,165 million, compared with NIS 1,954 million in the corresponding period last year(January-September 2005).

Aggregate group sales from operations in Israel, in the third quarter of 2006 (July-September 2006), totaled NIS 730 million compared with NIS 675 million in the corresponding quarter last year(July-September 2005).
Aggregate operating profit in Israel in the reported period (January-September 2006), totaled NIS 145.5 million, compared with NIS 107.5 million in the corresponding period last year(January-September 2005).
Aggregate operating profit from operations in Israel in the third quarter of the year(July-September 2006), totaled NIS 52.4 million, compared with NIS 40.9 million in the corresponding quarter last year(July-September 2005).

Sales from operations in Turkey through Kimberly-Clark Turkey (“KCTR”) a subsidiary of H-K, in the first nine months of 2006 totaled NIS 173.1 million compared to NIS 139.1 million in the corresponding period last year. Operating loss from the operations in Turkey during the reported period totaled NIS 57.7 million compared to a NIS 13.9 million loss last year.

The Consolidated data set forth below does not include the results of operation of the associated companies: Mondi Hadera, H-K, Carmel Container Systems (“Carmel”) and TMM Integrated Recycling Industries (“TMM”) which are included in the Company’s share in results of associated companies.

Consolidated sales in the first nine months of 2006 totaled NIS 395.7 million compared to NIS 364.9 million in the corresponding period in the previous year. Consolidated sales in the third quarter of the year, totaled NIS 136.5 million compared to NIS 124.9 million in the corresponding period last year.

Operating profit in the first nine months of 2006 totaled NIS 41.9 million, as compared with NIS 36.5 million in the corresponding period last year.
Operating profit in the third quarter of 2006 totaled NIS 16.8 million compared to NIS 10.7 million in the corresponding period last year.

Net loss in the reported period totaled NIS -1.5 million, after inclusion of the Company’s share (49.9% — NIS 8 million) in extraordinary expenses recorded at the end of the second quarter this year in Turkey due to a reduction of the corporate tax rate in Turkey from 30% to 20%, which reduced the tax asset for carryover losses at KCTR, and from the sharp devaluation of the Turkish lira against the US dollar.

Net loss in the third quarter of 2006 amounted to NIS -3.7 million, as compared with a net loss of NIS -5.5 million in the second quarter this year. The net loss in the reported period and in the third quarter includes the effect of a value reduction in an associated company- TMM. The Company’s share (43.05%) in the value reduction, amounted to NIS 5.4 million.

Net profit in the corresponding period last year amounted to NIS 37.1 million and NIS 17.5 million in the corresponding quarter last year. The net profit in the third quarter last year (and in the corresponding period) included non-recurring income on account of the impact of the change in the corporate tax rate in Israel in the sum of NIS 8 million.

The basic loss per share in the first nine months of 2006 totaled NIS -0.36 per share ($-0.08 per share) compared with NIS 9.28 per share ($2.16 per share) in the corresponding period last year.

The inflation rate in the first nine months of 2006 was 0.8%, as compared with an inflation rate of 1.9% in the corresponding period last year.

The exchange rate of the NIS in relation to the US dollar was revaluated in the first nine months of 2006 by approximately 6.5%, as compared with a devaluation of 6.7% in the corresponding period last year.

Mr. Avi Brener, Chief Executive Officer of the Company said that the rise in energy prices (especially fuel oil and diesel) that was recorded in 2005, continued in the reported period of 2006 as well. The 39% increase in fuel oil prices and the 29% increase in the price of diesel for transportation, as compared with the corresponding period last year (January-September 2005), significantly affected the Group’s operations and its financial results. The rise in energy prices increased the Group’s costs in the reported period this year by NIS 27 million in relation to the corresponding period last year.Furthermore, the prices of the principal raw materials used by the Group in its various operations also continued to rise and resulted additional costs of NIS 32 million in the reported period this year, as compared with the corresponding period last year.

2

The Company is working intensively to convert the steam boiler system at the main facility in Hadera from fuel oil to natural gas, towards its expected arrival during 2007, a step that will lead to significant savings in energy expenses and will also affect positively both the operating and net profit.

The financial expenses during the reported period amounted to NIS 21.5 million, as compared with NIS 8.2 million in the corresponding period last year, among other reasons, due to:

The total average of the Company’s interest-bearing liabilities grew by approximately NIS 130 million, between the two periods. The increase in liabilities is attributed to the difference between the positive cash flows from operating activities on the one hand and investments in fixed assets and dividends paid on the other hand.

The cost of hedging the CPI-linked liabilities (in the sum of NIS 230 million) rose to 1.8% per annum in 2006, up from 1.3% per annum in 2005, thereby bringing about an increase in note-related costs.

The 6.5% revaluation of the NIS relative to the US dollar, as compared with a 6.7% devaluation in the corresponding period last year, led to significant growth of an extent of NIS 6 million in the financial expenses this year, as compared to last year (due to a surplus of dollar-linked assets held by the Company).

The Company’s share in the earnings (losses)of associated companies (from current operations) amounted to a loss of NIS -7.3 million during the reported period, as compared with a profit of NIS 10.6 million in the corresponding period last year. Furthermore, an extraordinary expenditure of NIS 8.0 million was recorded this year on account of the Company’s share in losses recorded by KCTR (Turkey). In addition, last year, the Company’s share in the earnings of associated companies included a sum of NIS 3.9 million, on account of the change in the Israeli companies tax rate.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

—	The Company’s share in the net loss of Mondi Hadera (49.9%) decreased by NIS 0.6 million, despite the NIS 4 million decrease in the operating profit (this year in relation to last year) that originated from an extraordinary increase in raw material and energy prices that were partially offset by the quantitative growth in sales and the improved selling prices. The decrease in financing costs due to the impact of the revaluation this year, as compared with the devaluation last year, served to offset most of the impact of the said price increase and contributed to decrease in the net loss.

—	The Company’s share(49.9%) in the net profit of H-K in Israel grew by NIS 6.8 million. The operating profit of H-K in Israel grew from approximately NIS 66 million to NIS 95 million this year, as a result of greater sales, coupled with improved efficiency. This improvement was partially offset by the sharp rise in input prices (particularly raw materials and energy).

—	The Company’s share (49.9%) in the losses of KCTR Turkey (formerly Ovisan) H-K’s subsidiary in Turkey, from current operations has increased by approximately NIS 20.4 million, primarily due to the commencement of launching Kimberly Clark’s international brands Huggies® and Kotex® onto the Turkish market, which involves significant investments in advertising, sales promotion and registration fees for the organized chains.

3

These investments along with marketing efforts in the face of fierce competition resulted in 24% growth in sales, but also to significant growth in operating loss. Furthermore, KCTR recorded an extraordinary expenditure of approximately NIS 16 million (the Company’s share is 49.9% — approximately NIS 8 million) in respect of the effect of the reduction in the corporate tax rate from 30% to 20% on the tax asset in recent years at KCTR and due to the sharp 20% devaluation of the exchange rate of the Turkish lira relative to the US dollar.

—	The Company’s share (26.25%) in the net profit of the Carmel Group grew by NIS 2.1 million, originated primarily from an increase in the operating profit as a result of a quantitative increase in sales, the rise in selling prices, the greater efficiency and the improved gross profit. This increase was partially offset by the rise in raw material and energy prices. —

—	The Company’s share (43.05%) in the net loss of TMM grew by approximately NIS 7.5 million. The factors that led to the increased loss consisted primarily as follows: Non-recurring expenses, were recorded in TMM: due to cumulative losses in two of TMM’s transfer stations for the treatment and sorting of waste for the purpose of recycling, due to the adoption of Accounting Standard 15 , TMM recorded during the third quarter of the year 2006, based on estimation of worth conducted by independent valuator, losses in the amount of NIS 12.5 million. The Company’s share (43.05%) in the losses, amounted to NIS 5.4 million. In addition, a loss amounting to NIS 1.1 million was included in respect of the cumulative effect at the beginning of the year due to the adoption of Accounting Standard 25, provisions for impairment on account of a long-term loan of NIS 1.6 million extended to a third party and cancellation of a tax asset created in respect of carryover losses in the amount of NIS 2.2 million. The Company’s total share in these non-recurring expenses amounted to approximately NIS 7.5 million (included above).

A total of 26,493 shares were issued during the reported period (0.7% dilution), on account of the exercise of 46,750 options as part of the Company’s employee option plans.

On November 3, 2006, the Company’s employee option plan of the year 2001 expired. All the employees, who were entitled to exercise their options, exercised them. The Company’s senior employee option plan, is still valid.

During the months of July and August 2006, the State of Israel was at war with the Hezbollah organization in Lebanon. The conflict included missile attacks on population centers in the northern part of Israel. Some of the Group’s manufacturing centers in the north of the country were consequently closed for various periods of time during the war, although there was no material impact on the Company’s business.

During the reported period, the Company continued its preparations for the conversion of the existing energy generation systems from the use of fuel oil to the use of natural gas. The arrival of natural gas is delayed due to factors that are not in the control of the Company and its arrival is expected during 2007.

The Company also announced that its board of directors approved in principle a strategic plan formalized by H-K, regarding the activity of its subsidiary in Turkey, Kimberly-Clark Turkey (“KCTR”), for the coming decade.
The strategic complete plan, designated to expand the activities of KCTR, from the current yearly sales turnover of $50 million to a turnover of $300 million in the year 2015, and to improve its profitability through developing it as a significant factor in the Turkish market in the fields of disposable diapers, women hygienic products and various tissue products, based on international brands of Kimberly-Clark worldwide.
The strategic plan enable a gradual implementation according the actual activity results, during the years and the different fields, in purpose to be an engine of growth to the Group.

This report contains various forward-looking statements, based upon the Board of Directors’ present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

4

AMERICAN ISRAELI PAPER MILLS LTD.
SUMMARY OF RESULTS
(UNAUDITED)
except per share amounts

Nine months ended September 30,
NIS IN THOUSANDS(1)

	2006		2005
Net sales	395,691		364,940
Net earnings(loss)	(1,468	)*	37,124
Basic net earnings(loss) per share	(0.36	)*	9.28
Fully diluted earnings(loss) per share	(0.36	)*	9.22

Three months ended September 30,
NIS IN THOUSANDS (1)

	2006		2005
Net sales	136,527		124,899
Net earnings (loss)	(3,672	)*	17,583
Basic net earnings (loss) per share	(0.91	)*	4.40
Fully diluted earnings (loss) per share	(0.91	)*	4.37

(1)	New Israeli shekel amounts are reported according to Accounting Standard No. 12 of the Israeli Accounting Standard Board (hereafter- Standard No. 12)- “Discontinuance of Adjusting Financial Statements for Inflation”. The reported NIS under Standard No. 12 are nominal NIS, for transactions made after January 1, 2004.
*	Including the Company’s share in the NIS 8 million extraordinary expenses recorded in the second quarter of the year in Turkey, as mentioned above. The representative exchange rate at September 30, 2006 was NIS 4.302=$1.00.

5

Exhibit 2

Translation from Hebrew

November 8, 2006

MANAGEMENT DISCUSSION

We are honored to present the consolidated financial statements of the American Israeli Paper Mills Ltd. Group (“AIPM” or the “Company”) for the first nine months of the calendar year 2006 (the “Reporting Period”). The Company, its subsidiaries and associated companies – the “Group”.

A.	Description of the Group’s Business

1.	Company Description

AIPM deals in the manufacture and sale of paper, in the recycling of paper waste and in the marketing of office supplies – through subsidiaries. The Company also holds associated companies that deal in the manufacture and marketing of fine paper, in the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products, corrugated board containers, packaging for consumer goods and the handling of solid waste.

The Company’s securities are traded on the Tel Aviv Stock Exchange and on the American Stock Exchange (AMEX).

2.	The Business Environment

The second Lebanon war and its repercussions affected the business environment in the third quarter this year and slowed the accelerated growth rate that characterized the Israeli economy in the first half of the year. The return to the same level of full activity that characterized the economy during this period may be gradual.

In the global economy, a certain amount of recovery was recorded this year.

The rise in energy prices (especially fuel oil and diesel) that was recorded in 2005, continued in the reported period of 2006 as well. The 39% increase in fuel oil prices and the 29% increase in the price of diesel for transportation, as compared with the corresponding period last year (January-September 2005), significantly affected the Group’s operations and its financial results.
The rise in energy prices increased the Group’s costs in the Reported Period this year by NIS 27 million in relation to the corresponding period last year.
Furthermore, the prices of the principal raw materials used by the Group in its various operations also continued to rise and resulted in additional costs of NIS 32 million in the Reported Period this year, as compared with the corresponding period last year.

A positive change was recorded this year in the European paper industry, reflected by a better balance between the demand and supply of paper, which. rendered it possible for paper companies to raise their selling prices, in order to offset increase in raw material and energy prices, that severely impaired their profitability, albeit at a lower rate than expected.
This improvement – if it lasts – will serve to narrow the impact of competing imports and will enable the Group to realize higher price hikes in response to the rising raw material and energy prices.

With respect to the security-related events in Northern Israel, see Section G below.

3.	General

In parallel to the rise of selling prices required due to the increase of input prices, the Group is continuing to work toward improving corporate synergies. The reorganization process that has been conducted over the past several months in the area of purchasing, which is designed to lead to increasing savings in the Group’s purchase costs. An annual work plan for purchasing was implemented during the Reported Period, on the company level and at the Group level, includes both objectives and indexes. In addition, a Spend Analysis process has begun at the Group, with the intention of improving the purchasing infrastructures in terms of information systems for planning and control, purchasing categories and the unification of items in the Group.

The Group is also continuing to promote several organization-wide plans: The Talent Management plan has already passed the initial stages by creating job descriptions for 400 managers in the organization, creating definitions of personal objectives and indexes, and in the future – creating an incentive plan to improve focus, motivation and performance. In addition, a Group-wide program has been launched for the development of middle management in operations. This program is intended to improve the operating results on the bottom line by empowering the shift managers tier to manage teams and tasks, while creating supporting work routines. The actual guidance and tutoring of the shift managers is being done by the operational managers. The WOW program is intended to maximize the added value of the Group companies in the eyes of the customers and is currently in various stages of implementation at the various companies. Kimberly-Clark’s global Center-lining program, that is designed to improve the efficiency of production lines, has begun to positively affect the operational performance of some of the companies.
These measures, along with the focus on cost-cutting plans and higher prices, render it possible to deal with the higher costs, increase of input prices and the need to contend with competing imports.

The Company is working intensively to convert the steam boiler system at the main facility in Hadera from fuel oil to natural gas, towards its expected arrival during 2007, a step that will lead to significant savings in energy expenses and will also affect positively both the operating and net profit.

During the Reported Period (January-September 2006), the exchange rate of the NIS in relation to the US dollar was revaluated by approximately 6.5%, as compared with a devaluation of 6.7% in the corresponding period last year (January-September 2005).

The inflation rate during the Reported Period amounted to 0.8%, as compared with an inflation rate of 1.9% in the corresponding period last year.

B.	Results of Operations

1.	Aggregate Data

Since the Company’s share in the earnings of associated companies constitutes a material component in the Company’s statements of income (primarily on account of its share in the earnings of the associated companies Mondi Business Paper Hadera Ltd. [“Mondi Hadera”] and Hogla-Kimberly Ltd. [“Hogla-Kimberly”] that were consolidated in the past, until the transfer of control over these companies to the international strategic partners), the aggregate data appearing below also includes the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under “earnings from associated companies”), without considering the rate of holding therein and net of inter-company sales.

Operations in Israel

The Group’s operations in Israel continued to grow rapidly during the Reported Period this year, as the aggregate sales turnover of these operations amounted to NIS 2,165 million, as compared with NIS 1,954 million in the corresponding period, representing an increase of 11%.

The aggregate sales (from operations in Israel) in the third quarter of the year amounted to NIS 730 million, as compared with NIS 675 million in the corresponding quarter last year, representing an increase of approximately 8%.

In parallel, a significant improvement was recorded in the operating profit of the activity in Israel, as the aggregate operating profit in Israel in the Reported Period amounted to approximately NIS 145.5 million, as compared with NIS 107.5 million in the corresponding period, reflecting growth of approximately 35% (the profit last year was net of a loss of NIS 10.6 million in the second quarter last year on account of a provision for the liquidation of Club Market. Excluding this provision, the growth in the operating profit amounted to 23%).

The aggregate operating profit of the Israeli operations in the third quarter of the year amounted to NIS 52.4 million, as compared with NIS 40.9 million in the corresponding quarter last year, representing growth of 28%.

Operations in Turkey

As part of the plans to expand AIPM Group’s international operations, the Group operates in Turkey through the partnership with Kimberly-Clark in Hogla-Kimberly, through the Kimberly-Clark Turkey subsidiary (KCTR). Following the past two years, during which KCTR established the organizational infrastructure in Turkey and upgraded the disposable diapers plant for the production of premium diapers – Huggies, this year KCTR began launching the international brands Huggies and Kotex onto the Turkish market.

The launch of the brands, which involves significant investments in advertising, sales promotion and registration fees for the variety of large organized and retail chains (all recorded as current expenses), led to significant growth in the KCTR operation and to approximately 24% growth in sales in the Reported Period, in relation to the corresponding period last year.
The sales amounted to NIS 173.1 million during the Reported Period this year, as compared with approximately NIS 139.1 million in the corresponding period last year.

The operating loss of the Turkey operations during the Reported Period amounted to approximately NIS 57.7 million, as compared with a loss of NIS 13.9 million last year. The increase in the operating loss is primarily attributed to expenses related to the launch of the international brands, as part of the business development process in Turkey.

Consolidated Data

The information set forth below does not include the results of operation of the associated companies- Mondi Hadera, Hogla-Kimberly, Carmel Container Systems (“Carmel”) and TMM Integrated Recycling Industries (“TMM”), which are included in the Company’s share in results of associated companies .

Growth continued in the reported period, and sales amounted to NIS 395.7 million, as compared with NIS 364.9 million in the corresponding period last year, reflecting growth of approximately 8%.
The sales in the third quarter of the year amounted to NIS 136.5 million, as compared with NIS 124.9 million in the corresponding quarter last year, representing growth of approximately 9%.

The operating profit totaled NIS 41.9 million during the Reported Period, as compared with NIS 36.5 million in the corresponding period last year, representing an increase of approximately 15%.
The operating profit amounted to NIS 16.8 million in the third quarter of the year, as compared with NIS 10.7 million in the corresponding quarter last year, representing growth of approximately 57%.

2.	Net Profit and Earnings Per Share

Net loss in the Reported Period amounted to NIS -1.5 million. The net loss in the reported period includes the Company’s share (49.9% — NIS 8 million) in extraordinary expenses recorded at the end of the second quarter this year in Turkey due to a reduction of the corporate tax rate in Turkey from 30% to 20%, that served to reduce the tax asset for carryover losses at KCTR (created as part of the business setup in Turkey), coupled with the sharp devaluation of the Turkish lira against the US dollar (that amounted to approximately 20% in the second quarter).

The net loss in the third quarter of 2006 amounted to NIS -3.7 million, as compared with a net loss of NIS -5.5 million in the second quarter this year.

The net loss in the Reported Period and in the third quarter includes the effect of a value reduction in an associated company- TMM. The Company’s share (43.05%) in the value reduction, amounted to NIS 5.4 million (see Section C 7 below).

The net profit in the corresponding period last year amounted to NIS 37.1 million and NIS 17.5 million in the corresponding quarter last year.

The net profit in the third quarter last year (and in the corresponding period) included non-recurring income on account of the impact of the change in the corporate tax rate in Israel in the sum of NIS 8 million.

The Basic loss Per Share amounted to NIS -0.36 per share in the Reported Period ($-0.08 per share), as compared with NIS 9.28 per share ($2.16 per share) in the corresponding period last year.
The Diluted loss Per Share amounted to NIS -0.36 per share in the Reported Period ($-0.08 per share), as compared with NIS 9.22 per share ($2.14 per share) in the corresponding period last year.

The Basic loss Per Share amounted to NIS -0.91 per share in the third quarter ($-0.21 per share), as compared with earnings of NIS 4.40 per share ($1.02 per share) in the corresponding quarter last year.
The Diluted loss Per Share amounted to NIS -0.91 per share in the third quarter ($-0.21 per share), as compared with earnings of NIS 4.37 per share ($1.02 per share) in the corresponding quarter last year.

C.	Analysis of Operations and Profitability in the Consolidated Financial Statements

The analysis set forth below is based on the consolidated data.

1.	Sales

The consolidated sales during the Reported Period amounted to NIS 395.7 million, as compared with NIS 364.9 million in the corresponding period last year, representing growth of approximately 8%.

The growth in sales is attributed mainly to the improved selling prices of packaging paper, a quantitative increase in sales of paper waste to external customers and to growth in the sales of Graffiti Office Supplies and Paper Marketing Ltd..

The sales turnover for the paper and recycling activity amounted to NIS 305.2 million, as compared with NIS 280.1 million in the corresponding period last year, representing growth of approximately 9%.

The sales turnover of the office supplies operations amounted to NIS 90.5 million, as compared with NIS 84.8 million in the corresponding period last year, representing growth of approximately 7%.

2.	Cost of Sales

The cost of sales amounted to NIS 312.1 million – or 78.9% of sales – during the Reported Period, as compared with NIS 288.6 million – or 79.1% of sales – in the corresponding period last year.

The gross profit amounted to NIS 83.6 million – or 21.1% of sales, as compared with NIS 76.4 million – or 20.9% of sales – in the corresponding period last year.

The increase in the gross profit in relation to the corresponding period last year, despite a sharp increase in input prices (of paper waste (by approximately 9%), energy (by approximately 39%) and water (by approximately 4%)), was achieved by implementation of the efficiency program across all areas of operation and the increase of selling prices.

The gross profit in the third quarter of the year amounted to NIS 30.4 million, representing 22.3% of sales, as compared with NIS 24.1 million, representing 19.3% of sales in the corresponding quarter last year — an increase of 26%.

Labor Wages

Wages in the cost of sales and in the selling, general and administrative expenses amounted to NIS 119.1 million in the Reported Period, as compared with NIS 109.6 million in the corresponding period last year.

The change in payroll costs in relation to the corresponding period last year reflects an increase in personnel due to the expanded operations, along with a nominal of approximately 4% increase in the wages.

3.	Selling, General and Administrative Expenses

The selling, general and administrative expenses (including wages) amounted to NIS 41.7 million in the Reported Period – or 10.5% of sales – as compared with NIS 39.9 million – or 10.9% of sales – in the corresponding period last year.

4.	Operating Profit

The operating profit totaled NIS 41.9 million during the Reported Period (10.6% of sales), as compared with NIS 36.5 million (10.0% of sales) in the corresponding period last year.

The operating profit of the paper and recycling sector amounted to NIS 42.7 million in the Reported Period, as compared with NIS 37.3 million in the corresponding period last year.
The operating loss of the office supplies sector amounted to NIS -0.8 million and is similar to last year.

5.	Financial Expenses

The financial expenses during the Reported Period amounted to NIS 21.5 million, as compared with NIS 8.2 million in the corresponding period last year.

The growth in financial expenses resulted primarily from the following reasons:

—	The total average of the Company’s interest-bearing liabilities grew by approximately NIS 130 million, between the two periods. The increase in liabilities is attributed to the difference between the positive cash flows from operating activities on the one hand and the investments in fixed assets and dividends distributed, on the other hand.

—	The 1.6% rise in the interest rate in the economy between the periods also served to increase the financing expenses.

—	Furthermore, the cost of hedging the CPI-linked liabilities (in the sum of NIS 230 million) rose to 1.8% per annum in 2006, up from 1.3% per annum in 2005, thereby bringing about an increase in note-related costs.

—	The 6.5% revaluation of the NIS relative to the US dollar, as compared with a 6.7% devaluation in the corresponding period last year, led to significant growth of an extent of NIS 6 million in the financial expenses this year, as compared to last year (due to a surplus of dollar-linked assets held by the Company).

6.	Taxes on Income

Taxes on income from current operations amounted to NIS 6.1 million in the Reported Period, as compared with NIS 9.8 million in the corresponding period last year.

The main factors responsible for the decrease in tax expenses in the Reported Period as compared with the corresponding period last year include the decrease in pre-tax profit this year and the impact of the change in the tax rate on the current and deferred taxes as a comparison between the two periods.

7.	Company’s Share in the Results of Associated Companies

The companies whose earnings are reported under this item (according to AIPM’s holdings therein), include primarily: Mondi Hadera, Hogla-Kimberly, Carmel and TMM.

The Company’s share in the earnings (losses) of associated companies (from current operations) amounted to a loss of NIS -7.3 million during the Reported Period, as compared with a profit of NIS 10.6 million in the corresponding period last year.
Furthermore, an extraordinary expenditure of NIS 8.0 million was recorded this year on account of the Company’s share in losses recorded by KCTR (Turkey) (a loss attributable to the impact of the change in the tax rate in Turkey on KCTR’s deferred taxes, coupled with a sharp devaluation in Turkey, which served to increase the financial expenses on account of KCTR’s dollar-denominated liabilities).

In addition, last year, the Company’s share in the earnings of associated companies included a sum of NIS 3.9 million, on account of the change in the Israeli companies tax rate.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

—	The Company’s share in the net loss of Mondi Hadera (49.9%) decreased by NIS 0.6 million, despite the NIS 4 million decrease in the operating profit (this year in relation to last year) that originated from an extraordinary increase in raw material and energy prices that were partially offset by the quantitative growth in sales and the improved selling prices. The decrease in financing costs due to the impact of the revaluation this year, as compared with the devaluation last year, served to offset most of the impact of the said price increase and contributed to decrease in the net loss.

—	The Company’s share (49.9%) in the net profit of Hogla-Kimberly in Israel grew by NIS 6.8 million. The operating profit of Hogla-Kimberly in Israel, grew from approximately NIS 66 million to NIS 95 million this year, as a result of greater sales (due to improved selling prices and a greater proportion of premium products in the total sales mix), coupled with improved efficiency. This improvement was partially offset by the sharp rise in input prices (particularly raw materials and energy).

—	The Company’s share (49.9%) in the losses of KCTR Turkey (formerly Ovisan) Hogla-Kimberly ‘s subsidiary in Turky,from current operations has increased by approximately NIS 20.4 million.
As stated above, over the past two years KCTR has established the organizational infrastructure in Turkey, developed its sales and distribution network, and upgraded the diaper production plant in order to allow for the production of Huggies premium disposable diapers. In 2006, KCTR began launching Kimberly Clark’s international brands – Huggies® and Kotex® – onto the Turkish market. The launch of the brands involves significant investments in advertising, sales promotion and registration fees for the organized chains. These investments along with marketing efforts in the face of fierce competition resulted in 24% growth in sales, but also to significant growth in operating loss. Furthermore, KCTR recorded an extraordinary expenditure of approximately NIS 16 million (the Company’s share is 49.9% — approximately NIS 8 million) in respect of the effect of the reduction in the corporate tax rate from 30% to 20% on the tax asset in recent years at KCTR and due to the sharp 20% devaluation of the exchange rate of the Turkish lira relative to the US dollar.

—	The Company’s share (26.25%) in the net profit of the Carmel Group grew by NIS 2.1 million. This increase originated primarily from an increase in the operating profit as a result of a quantitative growth in sales, the rise in selling prices, the greater efficiency and the improved gross profit. This increase was partially offset by the rise in raw material and energy prices.

—	The Company’s share (43.05%) in the net loss of TMM grew by approximately NIS 7.5 million. The factors that led to the increased loss consisted primarily as follows: Non-recurring expenses, were recorded in TMM: due to cumulative losses in two of TMM’s transfer stations for the treatment and sorting of waste for the purpose of recycling, due to the adoption of Accounting Standard 15 , TMM recorded during the third quarter of the year 2006, based on estimation of worth conducted by an independent valuator, losses in the amount of NIS 12.5 million. The Company’s share (43.05%) in the losses, amounted to NIS 5.4 million. In addition, a loss amounting to NIS 1.1 million was included in respect of the cumulative effect at the beginning of the year due to the adoption of Accounting Standard 25, provisions for impairment on account of a long-term loan of NIS 1.6 million extended to a third party and cancellation of a tax asset created in respect of carryover losses in the amount of NIS 2.2 million. The Company’s total share in these non-recurring expenses amounted to approximately NIS 7.5 million (included above).

D.	Liquidity and Investments

Accounts Receivable

The accounts receivable item as of September 30, 2006, totaled NIS 174.4 million, as compared with NIS 150.9 million as of September 30, 2005 and as compared with NIS 150.4 million on December 31, 2005.
The increased accounts receivable item is primarily attributed to the growth in the volume of operations.

Inventories

The inventory item as of September 30, 2006 totaled NIS 59.4 million, as compared with NIS 63.6 million as of September 30, 2005 and as compared with approximately NIS 64 million on December 31, 2005.

Cash Flows

The cash flows from operating activities (excluding dividends received from associated companies) amounted to NIS 4.7 million in the Reported Period, as compared with NIS 49.7 million in the corresponding period last year (reported cash flows including dividend received from associated companies amounted to NIS 7.4 million, as compared with NIS 71.5 million, respectively).
A significant decrease was recorded in the corresponding period last year in the operating working capital, as compared with growth this year. The decrease in working capital last year was primarily attributable to a payment deferred from the end of 2004 to 2005.
The increase in operating working capital this year is primarily attributed to the increase in the volumes of operation and an increase in the actual days of customer credit.

Investments in Fixed Assets

The investments in fixed assets amounted to NIS 34.4 million during the Reported Period, as compared with NIS 54.7 million in the corresponding period last year. The investments this year included payments on account of the investment in converting energy systems to operate using natural gas, coupled with investments in storage and compaction equipment, in compactors, machines, equipment and transportation equipment.

Financial Liabilities

The long-term liabilities (including current maturities) amounted to NIS 303.1 million on September 30, 2006, as compared with NIS 266.6 million on September 30, 2005. The long-term liabilities grew primarily on account of assuming a long-term bank loan of NIS 40 million (converted from short-term to long-term). The long-term liabilities include primarily two series of debentures:
Series 1 – NIS 20.8 million, for repayment by 2009. Series 2 – NIS 209.8 million, for repayment between 2007 and 2013.
According to the directives of Accounting Standard No. 22, starting January 1st 2006, the debenture balances are presented net of deferred expenses thereupon in the sum of NIS 0.8 million.

The balance of short-term credit, as of September 30, 2006, amounted to NIS 227.6 million, as compared with NIS 91.8 million on September 30, 2005.
The balance of short-term credit (along with the increase in long- term loans) has increased in relation to the corresponding period last year, due to the need to finance the net cash flow balance for the period between October 2005 and September 2006: resulting from investments in fixed assets (NIS 51 million), divided payments (NIS 151 million) and net of the positive cash flows (NIS 31 million).

E.	Exposure and Management of Market Risks

Pursuant to the Management Discussion dated December 31, 2005, which outlined the essence of the exposure and management of market risks, as set forth by the Board of Directors, the following is an update, true to September 30, 2006:

The Company possesses CPI-linked liabilities in the net overall sum of NIS 230 million, with the interest thereupon being no higher than the market interest rate. In the event that the inflation rate shall rise significantly, a loss may be recorded in the Company’s financial statements, due to the surplus of CPI-linked liabilities. The Company consequently entered into a forward transaction, with a term of one year – until the end of 2006, to hedge a sum of NIS 230 million against a rise in the CPI (at a cost of 1.8% per annum).

Linkage Base Report

        The following are the balance sheet items, according to linkage bases, as at December 31, 2005 and updated for September 30, 2006:

In NIS Millions	Unlinked	CPI-linked	In foreign currency, or linked thereto (primarily US$)	Non-Monetary Total	Total
Assets
Cash and cash equivalents	4.4		5.8		10.2
Other Accounts Receivable	222.5	0.2	64.2	11.2	298.1
Inventories				59.4	59.4
Investments in Associated Companies	63.5		8.6	332.0	404.1
Deferred taxes on income				5.7	5.7
Fixed assets, net				390.4	390.4

Total Assets	290.4	0.2	78.6	798.7	1,167.9

Liabilities
Short-term credit from banks	227.6				227.6
Other accounts payable	171.2	-	8.0		179.2
Deferred taxes on income				43.6	43.6
Notes (bonds) - including current maturities		230.3			230.3
Other liabilities - including current	72.8				72.8
maturities
Shareholders' equity, funds and retained				414.4	414.4
earnings

Total liabilities and equity	471.6	230.3	8.0	458.0	1,167.9

Surplus financial assets (liabilities) as at
September 30, 2006	(181.2)	(230.1)	70.6	340.7	-

Surplus financial assets (liabilities) as at
December 31, 2005	(73.1)	(235.3)	59.2	249.2

Associated Companies

AIPM is exposed to various risks associated with operations in Turkey, where Hogla-Kimberly is active through its subsidiary, KCTR. These risks originate from concerns regarding the economic instability, high devaluation and elevated interest rates that have characterized the Turkish economy in the past and that may recur and harm the KCTR operations.

F.	Forward-Looking Statements

This report contains various forward-looking statements, based upon the Board of Directors’ present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

G.	Update Regarding the Description of the Company’s Business in the Periodical Report for 2005

•	In April 2006, the rating of the Company’s notes, Series I and II, was re- affirmed by Maalot (the Israeli Securities Rating Company Ltd., an affiliate of Standard and Poor’s, the entity responsible for credit rating in the Israeli market) as AA-.

•	TMM Integrated Recycling Industries Ltd. (an associated company) announced on March 7, 2006 that the Israeli Securities Authority had contacted it regarding an investigation pertaining to the company. At this stage, TMM is unable to estimate the impact of this investigation on the company.

•	On April 2, 2006, Mr. Zvi Livnat was appointed Chairman of the Board of Directors of the Company, replacing Mr. Yerushalmi who has retired.

•	In June 2006, the Company announced the distribution of a dividend for 2006, in the amount of NIS 100 million (NIS 24.85 per share). The dividend was distributed in July 2006.

•	A total of 26,493 shares were issued during the Reported Period (0.7% dilution), on account of the exercise of 46,750 options as part of the Company’s employee option plans.

•	On November 3, 2006, the Company’s employee option plan of the year 2001 expired. All the employees, who were entitled to exercise their options, exercised them. The Company’s senior employee option plan, is still valid.

•	During the months of July and August 2006, the State of Israel was at war with the Hezbollah organization in Lebanon. The conflict included missile attacks on population centers in the northern part of Israel. Some of the Group’s manufacturing centers in the north of the country were consequently closed for various periods of time during the war, although there was no material impact on the Company’s business.

13

•	During the Reported Period, the Company continued its preparations for the conversion of the existing energy generation systems from the use of fuel oil to the use of natural gas. The arrival of natural gas is delayed due to factors that are not in the control of the Company and its arrival is expected during 2007.

•	The Ministry of Environmental Protection notified that, although the Company’s Mill in Hadera had invested a great deal in the improvement of sewage and in other matters of quality of the environment, an investigation against it is required with regard to deviations from part of the air quality standards.

H.	Internal Auditor

On July 16, 2006, Eli Greenbaum was appointed Internal Auditor of the Company, replacing Lenny Siegel, who has retired. Eli Greenbaum is an employee of the corporation and is a certified CPA.

I.	Peer Review

Pursuant to the directive of the Securities Authority from July 28, 2005, requiring disclosure regarding consent for conducting a “Peer Group Survey” that is intended – as mentioned in the directive – to put in motion a process of control over the work of the auditing certified public accountants, the Company’s Board of Directors approved the Company’s consent to the survey on November 8, 2006.

Tzvika Livnat	Avi Brenner
Chairman of the Board of Di	General Manager

Exhibit 3

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF CONSOLIDATED BALANCE SHEETS
NIS IN THOUSANDS

	SEPT. 30, 2006 (UNAUDITED)	SEPT. 30, 2005 (UNAUDITED)		DEC. 31,2005 (AUDITED)
Current assets :

Cash and cash equivalents	10,214	2,810		8,318
Short-term deposits and investments	-	11,409		11,416
Accounts receivables:
Trade	174,409	150,931		150,409
Other	123,751	111,691		106,124

Inventories	59,368	63,636	*	63,999

Total current assets	367,742	340,477		340,266

Investments and long term receivables:
Investments in associated companies	404,097	430,036		428,957
Deferred income taxes	5,655	6,511		5,655

	409,752	436,547		434,612

Fixed assets
Cost	1,091,225	1,043,285	*	1,057,911
Less - accumulated depreciation	700,786	670,996		677,977

	390,439	372,289		379,934
Deferred charges -
net of accumulated amortization	-	986		946

	1,167,933	1,150,299		1,155,758

Current liabilities:

Credit from banks	227,609	91,754		93,171

Current maturities of long-term notes	6,960	6,774		6,827

Payables and accured liabilities :

Trade	93,767	86,606		90,512

Dividend payable	-			50,093

Other	85,490	94,501		85,407

Total current liabilities	413,826	279,635		326,010

Long-term liabilities

Deferred income taxes	43,575	45,836		45,783

Loans and other liabilities (net of current maturities):

Long-term bank loans	40,000

Notes	223,337	226,045		227,811

Other liabilities	32,770	33,766		32,770

Total long term liabilities	339,682	305,647		306,364

Total liabilities	753,508	585,282		632,374

Shareholders' equity :

Share capital	125,257	125,257		125,257

Capital surplus	90,060	90,060		90,060

Capital surplus on account of tax benefit from
exercise of employee options	2,175	340		401

Currency adjustments in respect of financial
statements of associated company and a subsidiary	(10,783)	(621)		(813)

Retained earnings	207,716	349,981		308,479

	414,425	565,017		523,384

	1,167,933	1,150,299		1,155,758

* Reclassified

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME
NIS IN THOUSANDS

	NINE-MONTH PERIOD ENDED SEPT. 30			THREE-MONTH PERIOD ENDED SEPT. 30			YEAR ENDED DEC. 31
	2006	2005		2006	2005		2005
	(UNAUDITED)			(UNAUDITED)			(UNAUDITED)

Sales - net	395,691		364,940	136,527		124,899		482,461

Cost of sales	312,055		288,569	106,109		100,841		383,179

Gross profit	83,636		76,371	30,418		24,058		99,282

Selling and marketing, administrative and general expenses:

Selling and marketing	23,800		23,081	8,287		8,329		30,482
Administrative and general	17,929		16,778	5,370		4,989		21,018

	41,729		39,859	13,657		13,318		51,500

Income from ordinary operations	41,907		36,512	16,761		10,740		47,782

Financial expenses - net	21,538		8,241	8,679		3,967		12,490

Income before taxes on income	20,369		28,271	8,082		6,773		35,292

Taxes on income	6,059		5,634	1,959		(866)		5,991

Income from operations of the company
and the consolidated subsidiaries
	14,310		22,637	6,123		7,639		29,301

Share in profits (losss) of associated companies - net	(15,317)		14,487	(9,795)		9,944		16,414

Net Income (loss) before cumulative effect at beginning
of period in profits of associated companies
as a result of accounting changes
	(1,007)		37,124	(3,672)		17,583		45,715

Cumulative effect at beginning of period in profits of
associated companies	(461)

Net income (loss) for the period	(1,468)		37,124	(3,672)		17,583		45,715

Basic net earning (loss) before accumulated effect per share (in N.I.S)	(0.25)	*	9.28	(0.91)	*	4.40	*	11.43

Cumulative effect at beginning of year, in profits of associated
companies, as a result of accounting changes	(0.11)

Basic net earning (loss) per share (in N.I.S)	(0.36)	*	9.28	(0.91)	*	4.40	*	11.43

Fully diluted earning (loss) before accumulated effect per share (in N.I.S)	(0.25)	*	9.22	(0.91)	*	4.37	*	11.35

Cumulative effect at beginning of year, in profits of associated
companies, as a result of accounting changes	(0.11)

Fully diluted earning (loss) per share (in N.I.S)	(0.36)	*	9.22	(0.91)	*	4.37	*	11.35

Number of shares used to compute the basic earnings
per share (in N.I.S)	4,023,054	*	3,999,310	4,027,819	*	4,000,058	*	3,999,867

Number of shares used to compute the fully diluted earnings
per share (in N.I.S)	4,023,054	*	4,025,878	4,027,819	*	4,023,807	*	4,028,107

        * After retrospective application of accounting change — see note 2 (3).

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
NIS IN THOUSANDS

	SHARE CAPITAL	CAPITAL SURPLUS	CAPITAL SURPLUS RESULTING FROM TAX BENEFIT ON EXERCISE OF EMPLOYEE OPTIONS	DIFFERENCES FROM TRANSLATION OF FOREIGN CURRENCY RESULTING FROM FINANCIAL STATEMENTS OF ASSOCIATED COMPANIES	RETAINED EARNINGS	TOTAL
Balance at December 31, 2005 (audited)	125,257	90,060	401	(813)	308,479	523,384

Adjustments as at January 1, 2006, resulting from initially
application of new accounting standards (unaudited) (see note 2)

Negative goodwill lbalance carried to the balance of retained earnings					1,062	1,062

Balance at January 1, 2006 after initially
application of new accounting standards (unaudited)
	125,257	90,060	401	(813)	309,541	524,446

Changes during the nine month period
ended September 30, 2006 (unaudited)

Loss					(1,468)	(1,468)

Dividend paid					(100,101)	(100,101)

Erossion of dividend					(256)	(256)

Exercise of employee options into shares	*		1,774			1,774

Differences from currency translation resulting from translation
of financial statements of associated company				(9,970)		(9,970)

Balance at September 30, 2006 (unaudited)	125,257	90,060	2,175	(10,783)	207,716	414,425

Balance at January 1, 2005 (audited)	125,257	90,060		(2,807)	362,803	575,313

Changes during the nine month period ended September 30, 2005 (unaudited) :

Net income					37,124	37,124

Dividend paid					(49,946)	(49,946)

Exercise of employees options into shares	*		340			340

Differences from currency translation resulting from translation
of financial statements of associated companies				2,186		2,186

Balance at September 30, 2005 (unaudited)	125,257	90,060	340	(621)	349,981	565,017

Balance at July 1, 2006 (audited)	125,257	90,060	2,002	(13,055)	211,644	415,908

Changes during the three month period
ended September 30, 2006 (unaudited)

Loss					(3,672)	(3,672)

Erosion of dividend					(256)	(256)

Exercise of employee options into shares	*		173			173

Differences from currency translation resulting from translation
of financial statements of associated company				2,272		2,272

Balance at September 30, 2006 (unaudited)	125,257	90,060	2,175	(10,783)	207,716	414,425

Balance at July 1, 2005 (audited)	125,257	90,060	267	(1,356)	382,344	596,572

Changes during the three month period
ended September 30, 2005 (unaudited)

Net income					17,583	17,583

Dividend paid					(49,946)	(49,946)

Exercise of employee options into shares	*		73			73

Differences from currency translation resulting from translation
of financial statements of associated companies				735		735

Balance at September 30, 2005 (unaudited)	125,257	90,060	340	(621)	349,981	565,017

Balance at January 1, 2005 (audited)	125,257	90,060		(2,807)	362,803	575,313

Changes during the year ended
December 31, 2005 (audited)

Net income					45,715	45,715

Dividend paid					(100,039)	(100,039)

Exercise of employee options into shares	*		401			401

Differences from currency translation resulting from translation
of financial statements of associated companies				1,994		1,994

Balance at December 31, 2005 (audited)	125,257	90,060	401	(813)	308,479	523,384

* Less than 1,000 NIS.

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.
SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS
NIS IN THOUSANDS

	NINE-MONTH PERIOD ENDED SEPT. 30 2006 (UNAUDITED)	NINE-MONTH PERIOD ENDED SEPT. 30, 2005 (UNAUDITED)	THREE-MONTH PERIOD ENDED SEPT. 30 2006 (UNAUDITED)	THREE-MONTH PERIOD ENDED SEPT. 30, 2005 (UNAUDITED)	YEAR ENDED DEC. 31, 2005 (AUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES :

Net income (loss) for the period	(1,468)	37,124	(3,672)	17,583	45,715

Adjustments to reconcile net income to net cash provided by
operating activities (a)	8,824	34,360	1,238	(13,107)	42,845

Net cash provided by (used in) operating activities	7,356	71,484	(2,434)	4,476	88,560

CASH FLOWS FROM INVESTING ACTIVITIES :

Purchase of fixed assets	(34,398)	(54,711)	(12,290)	(31,670)	(71,080)
Short-term deposits and investments	11,582	51,003	-	-	51,003
Granting of loans to associated companies		(2,762)	-	-	(2,744)
Proceeds from sale of subsidiary consolidated in the past (B)					2,004
Proceeds from sale of fixed assets	281	6,432	(23)	6,080	6,532

Net cash used in investing activities	(22,535)	(38)	(12,313)	(25,590)	(14,285)

CASH FLOWS FROM FINANCING ACTIVITIES :

Receipt of long-term loans from others	40,000	1,746	40,000	292	1,746
Repayment of long-term loans from banks		(276)		(276)	(277)
Redemption of Notes	(6,913)	(6,681)	0	-	(6,680)
Dividend paid	(150,450)	(49,946)	(100,357)	(49,946)	(49,946)
Short-term bank credit - net	134,438	(21,292)	72,882	62,857	(18,613)

Net cash provided by (used in) financing activites	17,075	(76,449)	12,525	12,927	(73,770)

Increase (decrease) in cash and cash equivalents	1,896	(5,003)	(2,222)	(8,187)	505
Balance of cash and cash equivalents at beginning of period	8,318	7,813	12,436	10,997	7,813

Balance of cash and cash equivalents at end of period	10,214	2,810	10,214	2,810	8,318

(a) Adjustments to reconcile net income to net cash provided by operating activities:

Income and expenses not involving cash flows:
Share in profits (losss) of associated companies - net	15,317	(14,487)	9,795	(9,944)	(16,414)
Dividend received from associated company	2,650	21,761	-	-	21,761
Depreciation and amortization	23,878	23,760	7,922	7,871	31,604
Deferred income taxes - net	(4,061)	(7,325)	(1,073)	(4,562)	(7,671)
Capital gains on:
Sale of fixed assets	(266)	(3,491)	(31)	(3,367)	(3,570)
Sale of subsidiary consolidated in the past (b)					(874)
Lose (income) from short-term deposits and investments, not realized yet	(166)	52	-	(112)	45
Linkage differences on principal of long-term loans from
banks and others - net		118		118	(111)
Linkage differences on Notes	3,518	3,815	482	2,645	6,171
Erosion (Linkage differences) on loans to associated companies	174	(536)	125	150	(975)
Cumulative effect at beginning of period as a result
of accounting changes in associated companies	461
Changes in operating assets and liabilities:
Increase in receivables	(42,424)	(16,334)	(23,647)	(15,331)	(8,749)
Decrease (increase) in inventories	4,631	(169)	3,834	1,149	(1,612)
Increase in payables and accruals liabilities	5,112	27,196	3,831	8,276	23,240

	8,824	34,360	1,238	(13,107)	42,845

(b) Proceeds from sale of subsidiary consolidated in the past

Assets and liabilities of the subsidiary consolidated in the past at the date of its sale:
Working capital (excluding cash and cash equivalents)					509
Fixed assets					1,979
Long-term liabilities					(1,358)
Capital gain from the sale					874

					2,004

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
AT September 30 , 2006

NOTE 1 — GENERAL:

a.	The interim financial statements as of September 30, 2006 and for the nine and three-month periods then ended (hereafter - the interim statements) were drawn up in condensed form, in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board (hereafter - the IASB) and in accordance with Chapter D of the Securities (Periodic and Immediate Reports) Regulations, 1970.

b.	The accounting principles applied in the preparation of the interim statements are consistent with those applied in the preparation of the annual financial statements, except for the change in the accounting policies that relate to the recognition and classification of financial instruments, to the recognition of revenue, to the recognition and treatment of goodwill and intangible assets originating from the acquisition of an investee company, and after taking into account, by means of retrospective application, the change in the accounting policy with regard to the computation of earnings per share, which result from the initial adoption of new IASB accounting standards, as detailed in note 2. However, the interim statements do not include all the information and explanations required for the annual financial statements. Costs incurred unevenly during the year are brought forward or deferred, for interim reporting purposes if, and only if, such costs may be brought forward or deferred in the annual reporting.

Taxes on income for the interim periods are included based on the best estimate of the anticipated average annual tax expense for the entire year; changes in said estimate, as well as changes in the amount of the tax saving to be utilized in the following years, are included as an expense for the current quarter.

c.	On March 7, 2006, an associated company (T.M.M. — Integrated Recycling Industries Ltd. — hereafter — T.M.M.) announced that the Securities Authority was conducting an investigation whose subject matter was not given to T.M.M., which therefore has no knowledge of the details relating to said investigation. The Company’s management is unable to assess the effect of the aforesaid, if any, on the Company and its financial statements.

d.	The Company draws up and presents its financial statements in Israeli currency (hereafter — NIS) in accordance with the provisions of Accounting Standard No. 12 -“Discontinuance of Adjusting Financial Statements for Inflation” — of the IASB, which set transitional provisions for financial reporting on a nominal basis, commencing January 1, 2004. Accordingly, the amounts of non-monetary assets, mainly fixed assets and other assets (including depreciation and amortization in respect of those assets), and the shareholders’ equity components included in the financial statements, originating from the period that preceded the transition date, are based on their adjusted to December 2003 shekel amount.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
AT September 30 , 2006

NOTE 1 — GENERAL (continued):

e.	Following are the changes in the exchange rate of the U.S. dollar (hereafter — the dollar) and in the consumer price index during the reported period:

	Exchange rate of one dollar	Consumer price index

	%	%
9 months ended September 30:
2006	(6.6)	0.8
2005	6.7	1.9
3 months ended September 30:
2006	(3.1)	(0.8)
2005	0.5	1.4
Year ended December 31, 2005	6.8	2.4

The exchange rate of the dollar as of September 30, 2006 is: $ 1= NIS 4.302.

NOTE 2 — ACCOUNTING CHANGES:

a.	Adoption of new accounting standards that became effective on January 1, 2006:

Commencing with the financial statements for the 3-month period ended March 31, 2006, the Company applies the following new accounting standards:

1)	Accounting Standard No. 22 — “Financial Instruments: Disclosure and Presentation”

This standard, which is based on International Accounting Standard No. 32, prescribes the rules for the presentation of financial instruments and the proper disclosure required therefor, and — on becoming effective — revoked Opinion 48 — “Accounting Treatment of Option Warrants”, and Opinion 53 — “Accounting Treatment of Convertible Liabilities” of the Institute of Certified Public Accountants in Israel (hereafter — the Israeli Institute).

The standard is to be applied prospectively and, accordingly, does not change the classification and presentation of financial instruments included in the comparative figures. In accordance with the transitional provisions of the standard, effective from January 1, 2006, the following changes have been included in the Company’s financial statements:

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
AT September 30 , 2006

NOTE 2 — ACCOUNTING CHANGES (continued):

The balance of deferred issuance costs, which at December 31, 2005 amounted to NIS 946,000 has been reclassified and presented as a deduction from the amount of the liability to which such expenses relate. Commencing January 1, 2006, these expenses are amortized according to the interest method. Through December 31, 2005, deferred issuance costs were presented among “other assets” and were amortized according to the straight-line method. The change in the method of amortization, as referred to above, does not have a material effect on the operating results of the reporting period.

2)	Accounting Standard No. 24 — “Share-based Payment”

This standard prescribes the recognition and measurement principles, as well as the disclosure requirements, relating to share-based payment transactions. The new standard is applicable to transactions where under the Company acquires goods or receives services in consideration for equity instruments of the Company (hereafter - equity grant), or cash (or other assets) consideration, where the amount of the consideration is based on the price or value of equity instruments of the Company (hereafter - liability grant). The standard requires the recognition of such transactions at fair value.

Prior to the issuance of said standard, no mandatory directives were in place in Israel for the measurement and recognition of share-based payment transactions, with the exception of certain disclosure requirements. Accordingly, in the past, equity instrument grants to Company employees did not have recognition or measurement implications on the Company’s financial statements.

The standard is applicable to share-based payment transactions with employees and non-employees. With respect to equity grants to employees, the standard stipulates that the value of the labor services received from them in return is measured on the day of the grant, based on the fair value of the equity instruments that were granted to the employees. The value of the transactions, measured in the above manner, is expensed over the period that the employee’s right to exercise or receive the underlying equity instruments vests; commensurate with the recognition of the expense, a corresponding increase is recorded as a capital surplus under the Company’s shareholders’ equity.

According to the provisions of the standard, the initial measurement of the fair value of liability grants is made on the date of the grant and recognized as a liability in the Company’s balance sheet; thereafter, the liability is remeasured at each balance sheet date until said liability is settled. The changes in the amount of the liability are carried to the income statement on a current basis. The standard also sets out guidelines for the allocation of income taxes in respect of share-based payments.

The standard includes transitional provisions with regard to its application to grants made prior to January 1, 2006. Pursuant to these provisions, taking into account the fact that the Company has not made any equity grants subsequent to March 15. 2005 and has not made any modifications to existing grants subsequent to that date, the standard’s measurement rules do not apply to the equity grants made by the Company in the past and their implementation does have any effect on the comparative figures included in these financial statements. The Company also has a liability relating to liability grants, for which the retrospective application of the provisions of the standard will not have a material effect, either with regard to individual years or cumulatively.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
AT September 30 , 2006

NOTE 2 — ACCOUNTING CHANGES (continued):

3)	Accounting Standard No. 21 — “Earnings per Share”

This standard, which is based on International Accounting Standard No. 33, supersedes Opinion 55 of the Israeli Institute on this topic, and provides new rules for the computation of earnings per share data and their presentation in the financial statements.

According to the standard, the computation of basic earnings per share is generally based on the earnings available for distribution to holders of ordinary shares, which is divided by the weighted average number of ordinary shares outstanding during the period. In contrast to Opinion 55, this computation no longer takes into account the effect relating to potential shares that may derive from the expected conversion of convertible financial instruments, or the performance of contracts that confer rights to shares upon their holders.

In computing the diluted earnings or loss per share, the weighted average number of shares to be issued is added to the average number of ordinary shares used in the computation of the basic earnings per share data, assuming that all dilutive potential shares will be converted into shares. The potential shares are taken into account, as above, only when their effect is dilutive (reducing the earnings or increasing the loss per share from continuing activities).

The standard also revises the treatment of the effect on the earnings resulting from the expected conversion of potential shares, and makes certain adjustments to the Company’s share in the operating results of associated companies and consolidated subsidiaries for the purpose of their inclusion in earnings used for the computation.

The standard also changes the manner in which the data are presented: the earnings or loss is presented per ordinary share, instead of per NIS 1 par value of the share, as was required previously.

The earnings per share data included in the comparative figures in these financial statements are after the retrospective application of the computation directives of the new standard.

4)	Accounting Standard No. 25 — “Revenue”

This standard, which is based on International Accounting Standard No. 18, prescribes recognition, measurement, presentation and disclosure criteria for revenues originating from the sale of goods purchased or manufactured by the Company, the provision of services, as well as revenues deriving from the use of the Company’s assets by others (interest income, royalties or dividends).

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
AT September 30 , 2006

NOTE 2 — ACCOUNTING CHANGES (continued):

In accordance with the standard, revenue from the sale of goods is recognized when all the following conditions have been satisfied: (a) the significant risks and rewards of ownership of the goods have been transferred to the buyer; (b) the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (c) the amount of revenue can be measured reliably; (d) it is probable that the economic benefits associated with the transaction will flow to the Company; and (e) the costs incurred or to be incurred in respect of the transaction can be measured reliably.
As of January 1, 2006, the associated company reduced the balance of trade receivables at the beginning of the period by an amount of NIS 1.1 million, thereby presenting the balance of its present value in accordance with the provisions of the standard.
The Company’s share in the effect of said adjustment is NIS 0.5 million, and was included as loss for the three-month period that ended on March 31, 2006, under “cumulative effect at the beginning of period of an accounting change in associated company”.

5)	Accounting Standard No. 20 (Amended) — “The Accounting Treatment of the Goodwill and Intangible Assets on the Acquisition of Investee Companies”

This standard, which supersedes the provisions of Israel Accounting Standard No. 20 — “The Amortization Period of Goodwill”, prescribes for the first time criteria for the identification and recognition of intangible assets included in business acquisition transactions, and their separation from goodwill; the standard also prescribes rules regarding the way in which such assets are to be amortized. Pursuant to the standard, intangible assets that are identified as having a finite life are amortized over their economic life, while goodwill and intangible assets that are identified as having an infinite life are no longer amortized; instead, an annual (or more frequent) impairment test of these assets is required to be performed in order to establish the existence of events or circumstances indicating a possible impairment in the value of such assets.

The abovementioned provisions of the standard, other than the annual impairment test, also apply with regard to identifying intangible assets and goodwill, and the manner of their amortization, included in acquisition transactions of investments in associated companies, the investment in which is accounted for according to the equity method.

The negative goodwill balance, which was included in the financial statements as of December 31, 2005, in the amount of NIS 1.1 million, and results from the associated company’s acquisition of investments in associated companies, was carried to the balance of retained earnings on January 1, 2006.

The discontinuance of amortizing goodwill and intangible assets with an unlimited life, as referred to above, resulted in an increase in the equity profits of the Company in the 9-month period that ended on September 30, 2006, of approximately NIS 3.0 million, and approximately NIS 1.0 millions in the 3-month period then ended.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
AT September 30 , 2006

NOTE 2 — ACCOUNTING CHANGES (continued):

b.	Adaptation of new accounting standards which were advertised recently

1)	Accounting Standard No. 29 — “Adoption of International Reporting Financial Standards (IFRS)"

In July 2006, the Israel Accounting Standards Board issued Israel Accounting Standard No. 29 — “Adoption of International Reporting Financial Standards (IFRS)” (hereafter — the Standard). The Standard provides that companies, which are subject to the Securities Law, 1968 and are required to report — pursuant to regulations issued thereunder — in accordance with said law, shall draw up their financial statements under International Financial Reporting Standards (IFRS) with effect from reporting periods commencing on January 1, 2008 (viz. effective from the first quarter of 2008). Pursuant to the provisions of the Standard, such companies and other companies may elect early adoption of the Standard, and prepare their financial statements under IFRS, commencing with the financial statements that are published subsequent to July 31, 2006.

The standard prescribes that companies, which do not draw up their financial statements under IFRS and are required or elect, as stated above, to prepare their financial statements for the first time under IFRS, shall apply the provisions specified in International Financial Reporting Standard No. 1 (“IFRS 1”)- “First-Time Adoption of International Financial Reporting Standards” in making the transition. IFRS 1, which deals with the first-time transition to reporting under IFRS, provides that, in the first annual financial statements that are drawn up under IFRS (including the interim financial statements for that year), all the latest IFRS standards in effect at the end of the reporting year in which the company reports under IFRS, shall be applied retroactively (with the exception of certain reliefs and prohibitions, as referred to below). IFRS 1 specifies two groups of exceptions to the principle of retroactive implementation: (1) reliefs concerning mandatory retroactive implementation with regard to certain defined topics, while providing the option that the reliefs be utilized in full or in part, and (2) prohibitions concerning mandatory retroactive implementation with regard to defined topics. Pursuant to the provisions of IFRS 1, the first financial statements drawn up under IFRS shall include at least one year’s comparative data. Accordingly, a company that draws up its financial statements under IFRS for the first time for periods commencing after January 1, 2008 and that elects to present comparative data for one year only shall be required, pursuant to IFRS 1, to prepare an opening balance sheet as of January 1, 2007, which shall be drawn up under IFRS. In preparing this opening balance sheet, all the latest IFRS standards, as referred to above, with regard to the recognition, non-recognition, classification and measurement of all its revenues, liabilities and shareholders’ equity items, shall be applied by the aforesaid company. IFRS 1 also establishes certain disclosure requirements that apply to the financial statements that are drawn up for the first time under IFRS. Pursuant to these disclosure requirements, companies applying IFRS for the first time are required to explain what effect the transition from the previously generally accepted accounting principles (“GAAP”) to IFRS has had on their reported financial position, operating results and cash flows. In addition, such companies are required to include notes providing reconciliations of the data reported under the previous GAAP, to the data reported under IFRS, in respect of their shareholders’ equity and income statements as of certain dates and for certain periods.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
AT September 30 , 2006

NOTE 2 — ACCOUNTING CHANGES (continued):

In addition, Israel Accounting Standard No. 29 requires companies, which draw up their financial statements under IFRS for the first time, for periods commencing after January 1, 2008, to disclose, in a note in their financial statements for 2007, balance sheet data as of December 31, 2007 and income statement data for the year ended December 31, 2007, as they would appear after applying IFRS recognition, measurement and presentation rules.
IFRS differ from Israeli GAAP and, accordingly, financial statements drawn up under IFRS might reflect a financial position, operating results and cash flows that are significantly different from those presented in these financial statements. The implementation of IFRS requires the company to make suitable preparations, including the taking of certain decisions relating to the manner of determining assets and liabilities at the transition date and with regard to setting the accounting policy on various topics. The company is currently assessing the implications of the transition to reporting under IFRS, including the date for the first-time adoption of IFRS by the company. At this stage, the company is unable to estimate what effect the adoption of IFRS will have on its financial statements.

2)	Accounting Standard No. 26 — “Inventory”

This standard, which is based on International Accounting Standard No. 2 that deals with the same issue, prescribes the accounting treatment of inventory and provides guidelines for determining the cost of inventory and its subsequent recognition as an expense, including the recognition and treatment of any write-down to net realization value.

The standard specifies the costs that are to be taken into account in determining the cost of inventory and the costs that may not be included in the cost of inventory, and requires that fixed production overheads be allocated based on the normal capacity of the production facilities.

In determining the cost of inventory, the standard provides for the specific identification of the cost of certain items that are not ordinarily interchangeable and of goods and services that have been produced and segregated for specific projects. In other instances, the standard prescribes the exclusive use of the “first-in, first-out” (FIFO) method or the “weighted average” method.

The standard also stipulates that the financing element in purchases of inventory that have deferred settlement terms must be accounted for separately, whenever the actual arrangement includes a financing element. For instance, the difference between the purchase price for normal credit terms and the actual amount paid is to be recognized as interest expenses over the period of the financing.

The standard, which was issued in August 2006, shall be applicable to financial statements for periods commencing on or after January 1, 2007. The standard is to be applied retroactively, unless it is impracticable to determine the specific effects in a given period.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
AT September 30 , 2006

NOTE 2 — ACCOUNTING CHANGES (continued):

At this stage, the Company is examining the implications of the required change and its potential effect on the financial position and operating results of the Company.

3)	Accounting Standard No. 27 – “Property, Plant and Equipment”

This standard, which is based on International Accounting Standard No. 16 that deals with the same subject, prescribes the accounting treatment for property, plant and equipment. The standard stipulates provisions for the recognition of an item of property, plant and equipment as an asset, the initial measurement of its cost, the measurement subsequent to initial recognition, as well as provisions for the depreciation and retirement of an item of property, plant and equipment.

According to the standard, an item of property, plant and equipment that qualifies for recognition as an asset is to be measured at cost upon its initial recognition. The standard determines that the cost of an item of property, plant and equipment includes the price of its acquisition (including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates), costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, as well as the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located (if the entity is obligated to do so). Subsequent to the date of the initial recognition, the standard allows a choice between the cost method and the revaluation method as the accounting policy, which must be applied to an entire class of property, plant and equipment. Under the cost method, an item of property, plant and equipment shall be carried at its cost, less any accumulated depreciation and any accumulated impairment losses. Under the revaluation method, an item of property, plant and equipment whose fair value can be measured reliably shall be carried at a revalued amount, being its fair value at the date of the revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

The standard discusses the definition of the depreciable amount of an item of property, plant and equipment, its residual value and the period and method of depreciation. The standard stipulates that, for the purpose of depreciation of the property, plant and equipment, the amount of the initial recognition should be allocated, to each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item, with each such significant part being depreciated separately, although it is possible to group different parts of an item of property, plant and equipment with the same useful life and depreciation method. According to the provisions of the standard, the depreciation method should be reviewed at least once every fiscal year; if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the method shall be changed to reflect the changed pattern. Such a change shall be accounted for as a change in an accounting estimate.

The standard, which was issued in September 2006, is to be applied to financial statements for periods commencing on or after January 1, 2007, and is to be applied prospectively, with two exceptions. First, for a company that, upon the adoption of the standard, chooses the revaluation method as its accounting policy, the difference between the revalued value of the asset as of January 1, 2007 and its carrying value shall represent the revaluation reserve as of said date. Second, if the initial cost of the asset does not include any removal and disposal costs, the specific transitional provisions stipulated in the standard should be applied.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
AT September 30 , 2006

NOTE 2 — ACCOUNTING CHANGES (continued):

The company is examining the effect of the adoption of the standard on the financial statements. At this stage, the company is unable to estimate the effect of the adoption of the standard on the financial statements.

NOTE 3 — COMPANY'S SHARE IN CAPITAL SURPLUS FROM TRANSLATION OF FINANCIAL STATEMENTS AND IN LOSSES OF A SUBSIDIARY IN TURKEY OF AN
                     ASSOCIATED COMPANY

The company’s share in the losses of associated companies (net) for the nine-month period ended September 30, 2006 includes NIS 2.6 million in respect of financial expenses of a subsidiary in Turkey of an associated company at the second quarter. The financial expenses are the result of a sharp devaluation in the Turkish Lira in relation to Israeli currency and the US dollar.

In addition, the losses of associated companies (net) include NIS 5.3 million resulting from decrease in differed taxes in the aforementioned Turkish company at the second quarter, due to the reduction of the corporate tax rate in Turkey from 30% to 20% and the cancellation of the withholding tax on dividends paid to foreign investors.

In addition, the associated company recorded a capital surplus from the translation of financial statements of the aforementioned Turkish company. The company’s share in the capital surplus amounted to NIS 9.9 million.

NOTE 4 — SUPPLEMENTAL DATA:

a.	A petition for the approval of a class action has been filed against an associated company, claiming that the associated company has allegedly reduced the number diapers in the “Titulim” Packages, and that this constitutes misrepresentation under the Protection of Consumers Law. The plaintiff estimates the class action at NIS 47 million.

The associated company rejects the claims brought against it in the statement of claim and will act for its dismissal. At this preliminary stage, the associated company is unable to estimate the chances and effects of the claim.

b.	The company has received a notification from the Head of the Haifa District in the Ministry of the Environment, stating that the ministry is of the opinion that there are excess emissions in some of the air emission facilities of the plant in Hadera and that there are grounds for initiating an inquiry in the matter. Nevertheless, the Head of District notes that the plant has invested substantially in waste management and environmental issues.

In response, the company has announced that it is investing tens of millions of NIS in advancing the transition from fuel oil to clean natural gas, as customary in the Western World, but due to delays that are out of its hands the completion of the transition has been held back.

At this preliminary stage, the company is unable to estimate the implications of the Ministry of the Environment’s notification.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
AT September 30 , 2006

NOTE 4 — SUPPLEMENTAL DATA (continued):

c.	Due to implementation of Accounting Standard No. 15, based on a valuation by an independent valuator, in the third quarter of 2006 T.M.M. has recorded a loss of approximately NIS 12.5 million. The company’s share in this loss (43.05%) is approximately NIS 5.4 million. This amount has been included in the company’s share in the profits (losses) of associated companies in the third quarter of the year.

NOTE 5 — SUBSEQUENT EVENTS

On November 2, 2006 an affiliated company declared the distribution of dividend. The company’s share in this dividend amounts to NIS 17,000 thousands.

NOTE 6 — BUSINESS SEGMENTS:

Data (in thousands of NIS) according to business segments are as follows:

For the 9-month period:

	Paper and recycling		Office supplies marketing		Total
	January-September		January-September		January-September
	2006	2005	2006	2005	2006	2005
Sales - Net (1)	305,234	280,146	90,457	84,794	395,691	364,940
Operating profit (loss)	46,626	37,297	(719)	(785)	41,907	36,512

For the 3-month period:

	Paper and recycling		Office supplies marketing		Total
	January-September		January-September		January-September
	2006	2005	2006	2005	2006	2005
Sales - Net (1)	105,434	91,502	31,093	33,397	136,527	124,899
Operating profit (loss)	16,587	10,292	174	448	16,761	10,740

For the year 2005:

	Paper and recycling	Office supplies marketing	Total
	2005	2005	2005

Sales - Net (1)	368,884	113,577	482,461
Operating profit (loss)	48,662	(880)	47,782

(1) Represents sales to external customers.

The accompanying notes are an integral part of the financial statements.

Enclosed please find the financial reports of the following associated companies:

-	Mondi Business Paper Hadera Ltd.

-	Hogla-Kimberly Ltd.

The financial report of the following associated companies are not included:

-	Carmel Containers Systems Ltd., according to section 44(c) of the Securities (Periodic and Immediate Reports) Regulations.

-	TMM Integrated Recycling Industries Ltd., a reporting corporation.

Exhibit 4

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2006

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2006

TABLE OF CONTENTS

Page

Accountants' Review Report	1

Condensed Financial Statements:

Balance Sheets	2

Statements of Operations	3

Statements of Changes in Shareholders' Equity	4

Statements of Cash Flows	5

Notes to the Financial Statements	6-11

The Board of Directors of
Mondi Business Paper Hadera Ltd.

Re:	Review of Unaudited Condensed Interim Consolidated Financial Statements for the Nine Months and Three Months Ended September 30, 2006

Gentlemen:

At your request, we have reviewed the condensed interim consolidated financial statements (“interim financial statements”) of Mondi Business Paper Hadera Ltd. (“the Company”) and its subsidiaries, as follows:

—	Balance sheet as of September 30, 2006.

—	Statements of operations for the nine months and three months ended September 30, 2006.

—	Statements of changes in shareholders’ equity for the nine months and three months ended September 30, 2006.

—	Statements of cash flows for the nine months and three months ended September 30, 2006.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders’ meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention, which indicates that material adjustments are required to the aforementioned interim financial statements for them to be deemed financial statements prepared in conformity with generally accepted accounting principles in Israel and in accordance with the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Brightman Almagor & Co.

Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu
Tel Aviv, November 7, 2006

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(NIS in thousands; Reported Amounts)

	September 30,		December 31,
	2006	2005	2005
	(Unaudited)
A S S E T S
Current Assets
Cash and cash equivalents	302	7,433	--
Trade receivables	189,245	174,772	160,875
Other receivables	9,739	10,728	10,872
Inventories	113,910	111,922	116,859

Total current assets	313,196	304,855	288,606

Fixed Assets
Cost	209,135	196,999	202,469
Less - accumulated depreciation	51,149	40,432	43,132

	157,986	156,567	159,337

Other Assets - Goodwill	3,177	3,331	3,177

Total assets	474,359	464,753	451,120

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Short-term bank credit	102,540	80,843	85,887
Current maturities of long-term bank loans	14,332	16,091	16,242
Capital notes to shareholders	4,302	--	18,412
Trade payables	97,228	113,550	102,984
American Israeli Paper Mills Group, net	74,297	66,800	69,854
Other payables and accrued expenses	19,652	23,245	20,176

Total current liabilities	312,351	300,529	313,555

Long-Term Liabilities
Long-term bank loans	37,088	23,378	21,807
Capital notes to shareholders	12,906	18,392	--
Deferred taxes	18,679	22,748	19,900
Accrued severance pay, net	46	87	51

Total long-term liabilities	68,719	64,605	41,758

Shareholders' Equtiy
Share capital	1	1	1
Premium	43,352	43,352	43,352
Capital reserve	86	--	26	(*)
Retained earnings	49,850	56,266	52,428	(*)

	93,289	99,619	95,807

Total liabilities and shareholders' equity	474,359	464,753	451,120

D. Muhlgay	A. Solel	A. Brener
Financial Direct	General Manager	Director

(*) Reclassified.
Approval date of the interim financial statements: November 7, 2006.
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(NIS in thousands; Reported Amounts)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2006	2005	2006	2005	2005
	(Unaudited)		(Unaudited)
NET SALES	538,344	504,635	177,081	174,936	663,338

COST OF SALES	497,942	460,011	162,527	160,054	609,752

GROSS PROFIT	40,402	44,624	14,554	14,882	53,586

OPERATING COSTS AND EXPENSES
Selling expenses	32,539	32,835	9,993	11,906	45,268
General and administative expenses	6,783	6,786	2,878	2,445	7,301

	39,322	39,621	12,871	14,351	52,569

OPERATING PROFIT	1,080	5,003	1,683	531	1,017

FINANCING INCOME (EXPENSES), NET	(4,757)	(10,690)	(1,167)	(2,192)	(12,868)

OTHER INCOME (EXPENSE), NET	37	73	37	(3)	65

INCOME (LOSS) BEFORE INCOME TAX
BENEFITS (INCOME TAX EXPENSES)	(3,640)	(5,614)	553	(1,664)	(11,786)

INCOME TAX BENEFITS (INCOME TAX EXPENSES)	1,062	(6,046)	381	(5,025)	8,380

NET INCOME (LOSS) FOR THE PERIOD	(2,578)	432	934	3,361	(3,406)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(NIS in thousands; Reported Amounts)

	Share capital	Premium	Capital reserve		Retained earnings	Total
Nine months ended September 30, 2006
(Unaudited)
Balance - January 1, 2006	1	43,352	26	(*)	52,428	95,807
Share based payment			60			60
Loss for the period					(2,578)	(2,578)

Balance - September 30, 2006	1	43,352	86		49,850	93,289

Nine months ended September 30, 2005
(Unaudited)
Balance - January 1, 2005	1	43,352	--		55,834	99,187
Net income for the period					432	432

Balance - September 30, 2005	1	43,352	--		56,266	99,619

Three months ended September 30, 2006
(Unaudited)
Balance - July 1, 2006	1	43,352	86		48,916	92,355
Net income for the period					934	934

Balance - September 30, 2006	1	43,352	86		49,850	93,289

Three months ended September 30, 2005
(Unaudited)
Balance - July 1, 2005	1	43,352	--		52,905	96,258
Net income for the period					3,361	3,361

Balance - September 30, 2005	1	43,352	--		56,266	99,619

Year ended December 31, 2005
Balance - January 1, 2005	1	43,352	--		55,834	99,187
Share based payment			26	(*)		26
Loss for the year					(3,406)	(3,406)

Balance - December 31, 2005	1	43,352	26		52,428	95,807

(*) Reclassified.
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands; Reported Amounts)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2006	2005	2006	2005	2005
	(Unaudited)		(Unaudited)
CASH FLOWS - OPERATING ACTIVITIES
Net income (loss) for the period	(2,578)	432	934	3,361	(3,406)
Adjustments to reconcile net income (loss) to
net cash provided by (used in) operating activities

Income and expenses
not involving cash flows:

Depreciation and amortization	8,180	7,841	2,748	2,824	10,722
Deferred taxes, net	(1,165)	(6,081)	(309)	(5,032)	(8,470)
Decrease in liability for
severance pay, net	(5)	--	--	--	(36)
Share based payment	60	--	--	--	26	(*)
Capital loss( gain)from sale of fixed assets	(37)	(73)	(37)	3	(65)
Effect of exchange rate and linkage differences
of long-term bank loans	(314)	2,057	(923)	280	(738)
Effect of exchange rate differences
of long-term capital notes to shareholders	(1,204)	1,159	(552)	96	1,179

Changes in assets and liabilities:

Increase in trade receivables	(28,370)	(16,957)	(15,083)	(7,222)	(3,060)
Decrease (increase) in other receivables	1,077	259	(783)	2,050	(345)
Decrease (increase) in inventories	2,949	(21,531)	6,112	(2,786)	(26,468)
Increase (decrease) in trade payables	(4,206)	9,051	2,108	(20,799)	(4,235)
Increase in American
Israeli Paper Mills Group, net	4,443	1,767	9,716	905	4,821
Increase (decrease) in other payables
and accrued expenses	(524)	113	(4,147)	(1,763)	(2,956	)(*)

Net cash provided by (used in)
operating activities	(21,694)	(21,963)	(216)	(28,083)	(33,031)

CASH FLOWS - INVESTING ACTIVITIES

Acquisition of fixed assets	(8,379)	(48,535)	331	(13,313)	(51,323)
Proceeds from sale of fixed assets	37	245	37	169	248

Net cash used in investing activities	(8,342)	(48,290)	368	(13,144)	(51,075)

CASH FLOWS - FINANCING ACTIVITIES

Short-term bank loans, net	16,653	80,843	5,675	50,242	87,004
Repayment of long-term loans	(14,315)	(13,961)	(5,525)	(6,333)	(13,702)
Proceeds of long-term bank loans	28,000	--	--	--	--

Net cash provided by (used in) financing
activities	30,338	66,882	150	43,909	73,302

Increase (decrease) in cash and cash equivalents	302	(3,371)	302	2,682	(10,804)
Cash and cash equivalents - beginning of period	--	10,804	--	4,751	10,804

Cash and cash equivalents - end of period	302	7,433	302	7,433	--

Non-cash activities
Acquisition of fixed assets on credit	1,792	622	917	622	3,342

(*) Reclassified.
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006

NOTE 1 —	BASIS OF PRESENTATION

The unaudited condensed interim consolidated financial statements as of September 30, 2006 and for the nine months and three months then ended (“interim financial statements”) of Mondi Business Paper Hadera Ltd. (“the Company”) and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2005 and for the year then ended, including the notes thereto.

In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the dates and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	General

(1)	The significant accounting policies applied in the interim consolidated financial statements are consistent with those applied in the audited consolidated financial statements as of December 31, 2005 and for the year then ended, except for the initial application of Accounting Standard No. 22, “Financial Instruments: Disclosure and Presentation”, Accounting Standard No. 24, “Share-Based Payments” and Accounting Standard No. 25, “Revenues”. The effect of initially applying these standards on the Company’s financial position and results of operations is not material

(2)	For the effect of initial application of Accounting Standard No. 20 (Revised) “Accounting Treatment for Goodwill and Other Intangibles upon the Acquisition of an Investee “, see B below.

(3)	The interim financial statements have been prepared in conformity with generally accepted accounting principles (“GAAP”) in Israel, in a condensed format in accordance with GAAP applicable to the preparation of interim period financial statements, including those under Standard No. 14, “Interim Financial Reporting” and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

B.	Application of Standard No. 20 (Revised) – “Accounting Treatment for Goodwill and Other Intangibles upon the Acquisition of an Investee”

In March 2006, the Israeli Accounting Standards Board (“the Board”) published Standard No. 20 (Revised) “Accounting Treatment for Goodwill and Other Intangibles upon the Acquisition of an Investee”, which applies to financial statements for periods commencing January 1, 2006 (“the Effective Date”) or thereafter.

According to the Standard, the excess of acquisition cost of an investment in an investee over the holding company’s share in the fair value of the investee’s identifiable assets, including intangibles, net of the fair value of identifiable liabilities (after tax allocation) at acquisition date, constitutes goodwill. An intangible asset will be recognized only if it satisfies the criteria established in this Standard.

6

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	Application of Standard No. 20 (Revised) – “Accounting Treatment of Goodwill and Other Intangibles upon the Acquisition of an Investee” (cont.)

Goodwill acquired in a business combination shall not be amortized but rather will be examined for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

The Standard distinguishes between intangible assets with finite useful lives and intangible assets with indefinite useful lives, stating that the former should be amortized while the latter should not, but rather be examined for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

Comparative figures for periods ended prior to the Effective Date should not be restated and goodwill presented in the balance sheet as of December 31, 2005 will no longer be amortized, including goodwill presented in the investment account of an affiliate.

As a result of the application of the Standard, the Company ceased amortizing the goodwill, whose balance as of January 1, 2006 is NIS 3,177 thousands. The amortization of goodwill recorded in the year ended December 31, 2005 and in the nine and three months ended September 30, 2005 is NIS 623 thousands, NIS 467 thousands and NIS 156 thousands, respectively.

C.	Following are the changes in the representative exchange rates of the Euro and the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rate of the Euro (NIS per 1)	Representative exchange rate of the dollar (NIS per $1)	CPI "in respect of" (in points)
September 30, 2006	5.455	4.302	186.48
September 30, 2005	5.527	4.598	184.15
December 31, 2005	5.446	4.603	185.05

Increase (decrease) during the:	%	%	%

Nine months ended September 30, 2006	1.6	(6.5)	0.1
Nine months ended September 30, 2005	(5.9)	6.7	1.8
Three months ended September 30, 2006	(3.3)	(3.1)	(0.1)
Three months ended September 30, 2005	-	0.5	1.4
Year ended December 31, 2005	(7.3)	6.8	2.4

7

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006

NOTE 3 —	RECENT ACCOUNTING STANDARDS

A.	Accounting Standard No. 29 “Adoption of International Financial Reporting Standards”

In July 2006, the Israeli Accounting Standards Board published Accounting Standard No. 29 -“Adoption of International Financial Reporting Standards” – IFRS(“the Standard”). According to this Standard, the financial statements of an entity subject to the Israeli Securities Law and authoritative Regulations thereunder, other than foreign corporations as defined by this Law, will be prepared for the reporting periods commencing January 1, 2008, including interim periods, in accordance with the IFRS and related interpretations published by the International Accounting Standards Board.

An entity adopting IFRS as of January 1, 2008 and electing to report comparative figures in accordance with the IFRS for only 2007, will be required to report opening balancesheet amounts as of January 1, 2007 based on the IFRS.

Reporting in accordance with the IFRS will be carried out based on the provisions of IFRS No. 1, “First-Time Adoption of IFRS Standards”, which establishes guidance on implementing the transition from financial reporting based on domestic national accounting standards to reporting in accordance with the IFRS.

IFRS No. 1 supersedes the transitional provisions established in other IFRS (including those established in former domestic national accounting standards), stating that all IFRS should be adopted retrospectively for the opening balance-sheet amounts. Nevertheless, IFRS No. 1 grants allowances on certain issues by not applying the retrospective application in respect thereof. In addition, IFRS No. 1 contains certain exceptions with regard to the retrospective application of certain aspects stipulated in other IFRS.

Management intends to examine the effect of the transition to IFRS, yet at this stage, is unable to estimate the extent of such conversion on the Company’s financial position and results of operations.

Standard No. 29 allows for earlier application in a manner by which applicable entities may convert their financial statements published subsequent to July 31, 2006 to the IFRS. Management has not yet decided whether to early-adopt the IFRS.

B.	Accounting Standard No. 26 “Inventory”

In August 2006, The Israeli Accounting Standards Board published Accounting Standard No. 26, “Inventory” (“the Standard”), which sets the accounting treatment of inventory.

The Standard applies to all types of inventory, other than inventory of buildings designated for sale, which addressed by Accounting Standard No. 2, “Construction of buildings for sale”, inventory of work in progress stemming from performance contracts, addressed by Accounting Standard No. 4, “Work based on performance contract”, financial instruments and biological assets relating to agricultural operations and to agricultural production during harvest.

8

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006

NOTE 3 —	RECENT ACCOUNTING STANDARDS (cont.)

B.	Accounting Standard No. 26 “Inventory” (cont.)

The Standard determines, among other things, that inventory should be measured at the lower between cost and net realizable value. Cost of the inventory is determined by the first- in, first- out (FIFO) method or by weighted average of costs, using a calculation formula consistently for all inventory of the same nature and uses. In certain circumstances, the Standard requires inventory cost determination by a specific identification of its cost, The inventory cost includes all purchase and production costs as well as other costs incurred in bringing the inventory to its present location and condition.
An entity may purchase inventories on deferred settlement terms. When the arrangement effectively contains a financing element, that element, is recognized as interest expense over the period of the financing.
The amount of any write-down of inventories to net realizable value and all losses of inventories shall be recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, shall be recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

This Standard shall apply to financial statements for annual periods beginning on or after January 1, 2007 and be implemented retrospectively. Management estimates that the standard will not affect the company’s financial position, results of operations and cash flows.

C.	Accounting Standard No. 27 “Fixed Assets”

In September 2006, The Israeli Accounting Standards Board published Accounting Standard No. 27, “Fixed Assets” (“the Standard”), which sets the accounting treatment of fixed assets, including the recognition of assets, determination of their carrying amount, the depreciation expenses and losses from impairment as well as the disclosure required in the financial statements for the entity’s fixed assets.

The standard determines, among other things the following:

A fixed asset item will be measured at the initial recognition date at cost which includes, in addition to the purchase price, all the related costs which can be directly attributed to bringing the item to the location and condition that are required in order to enable it to operate in the manner contemplated by management. In addition, the cost also includes the initial estimate of the costs required to dismantle and remove the item, along with the expenses incurred in reconstructing the site on which the item had been placed , and in respect of which the entity incurred that obligation when the item had been acquired or following its use over a given period of time, not in the production of inventory during that period.

9

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006

NOTE 3 —	RECENT ACCOUNTING STANDARDS (cont.)

C.	Accounting Standard No. 27 “Fixed Assets” (cont.)

The Standard states that when acquiring fixed assets in exchange for a non-monetary asset or non-monetary assets or a combination of monetary and non- monetary assets, the cost will be measured at fair value, unless (a) the exchange transaction has no commercial substance or (b) the fair value of the asset received and the asset given cannot be reliably measured. Should the acquired asset not measured at fair value, its cost will be set according to the carrying amount of the asset given.

After initial recognition, the Standard permits, for each group of fixed assets, to implement the measurement of the fixed assets by the cost method or the revaluation method, as long as this accounting policy is implemented for all the items of fixed assets from the same group.

•	Cost method fixed asset item shall be carried at its cost, less any accumulated depreciation and any accumulated impairment losses.
•	Revaluation method — a fixed asset item whose fair value can be measured reliably, will be presented at a revalued amount, which equals its fair value at the revaluation date, less depreciation accumulated subsequently, and less accumulated impairment losses. Revaluations should take place on a current basis in order to ensure that carrying amount is not materially different from the fair value, which would have been determined as of the balance sheet date. If an item of fixed assets is revalued, the entire group of fixed assets to which the asset relates must be revalued. As the carrying amount of an asset increase as a result of a revaluation, the increase is allocated directly to shareholders’ equity, under the heading of Revaluation Reserve. Nevertheless, the increase will be recognized in operating item up to the amount offsetting the decrease from that asset’s revaluation recognized previously as income or loss. If the carrying amount of the asset decreases following revaluation, this decrease will be recognized as an operating item. Nevertheless, the decrease will be allocated directly to shareholders’ equity under the heading of Revaluation reserve up to the amount leaving any credit balance in that reserve in respect to that asset.

Each part of a fixed asset with a cost that is significant in relation to the total cost of the item shall be depreciated separately. Moreover, the depreciation method used will be reviewed at least once at each financial year end, and if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the method shall be changed to reflect the changed pattern. Such a change shall be accounted for as a change in an accounting estimate.

This Standard shall apply for annual periods for financial statements beginning on or after January 1, 2007, and be implemented retrospectively, except for the following:

•	An entity which chooses on January 1, 2007, the revaluation method as its accounting policy with respect to a group of fixed assets, will treat the difference the asset’s revalued carrying amount and its cost as a revaluation reserve at that time.
•	An entity which, did not include in the cost of an item, upon initial recognition, the initial estimate of dismantling and removing costs along with site reconstruction costs will be required to:
A.	Measure the liability as of January 1, 2007 in accordance with generally accepted accounting principles;

10

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006

NOTE 3 —	RECENT ACCOUNTING STANDARDS (cont.)

C.	Accounting Standard No. 27 “Fixed Assets” (cont.)

B.	Calculate the amount which would have been included in the cost of the relevant asset, when the liability initially incurred, by capitalizing the amount of the liability mentioned in paragraph A above at the time when that liability was initially incurred (- “the capitalized amount”); and

C.	Calculate the Capitalized amount’s accumulated depreciation on January 1, 2007 on the basis of the asset’s useful life at that time.

D.	The difference betwee the amount to be allocated to the asset in accordance with items B and C above and the amount of the liability, according to paragraph A above, will be allocated to retained earnings.

The Company is examing the new Standard, including the election between the cost method and the revaluation method, however, at this stage, it is unable to estimate the Standard’s effect, if any, on its financial position, results of operations and cash flows.

11

Exhibit 5

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF SEPTMBER 30, 2006

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF SEPTMBER 30, 2006

TABLE OF CONTENTS

Page

Accountants' Review Report	1

Condensed Consolidated Financial Statements:

Balance Sheets	2

Statements of Operations	3

Statements of Changes in Shareholders' Equity	4-6

Statements of Cash Flows	7-8

Notes to the Financial Statements	9-15

The Board of Directors of
Hogla-Kimberly Ltd.

Re:	Review of Unaudited Condensed Interim Consolidated Financial Statements for the Nine and Three Months Ended September 30, 2006

Gentlemen:

At your request, we have reviewed the condensed interim consolidated financial statements (“interim financial statements”) of Hogla-Kimberly Ltd. (“the Company”) and its subsidiaries, as follows:

—	Balance sheet as of September 30, 2006.

—	Statements of operations for the nine and three months ended September 30, 2006.

—	Statements of changes in shareholders’ equity for the nine and three months ended September 30, 2006.

—	Statements of cash flows for the nine and three months ended September 30, 2006.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders’ meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention which indicates that material adjustments are required to the aforementioned interim financial statements for them to be deemed financial statements prepared in conformity with generally accepted accounting principles in Israel and in accordance with the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Brightman Almagor & Co.Certified
Public Accountants

November 2, 2006

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(NIS in thousands; Reported Amounts)

	September 30		December 31,
	2 0 0 6	2 0 0 5	2 0 0 5
	(Unaudited)
Current Assets
Cash and cash equivalents	57,655	42,327	35,551
Trade receivables	290,367	247,480	257,899
Other receivables	47,269	49,341	59,805
Inventories	177,594	132,981	148,077

	572,885	472,129	501,332

Long-Term Investments
Long-term bank deposits	-	73,568	-
Capital note of shareholder	32,770	32,770	32,770

	32,770	106,338	32,770

Fixed Assets
Cost	542,014	533,375	542,377
Less - accumulated depreciation	246,959	238,687	235,144

	295,055	294,688	307,233

Other Assets
Goodwill	21,245	25,506	24,737
Deferred taxes	29,064	20,640	26,559

	50,309	46,146	51,296

	951,019	919,301	892,631

Current Liabilities
Short-term bank credit	170,087	-	66,559
Current maturities of long-term bank loans	-	72,984	20,714
Trade payables	212,611	200,901	215,772
Other payables and accrued expenses	64,987	46,825	51,920

	447,685	320,710	354,965

Long-Term Liabilities
Long-term bank loans	-	73,568	-
Deferred taxes	35,056	37,988	38,566

	35,056	111,556	38,566

Minority Interest	-	56,160	58,916

Shareholders' Equity
Share capital	29,638	29,038	29,038
Capital reserves	230,153	180,414	180,414
Translation adjustments relating to
foreign held autonomous Subsidiary	(19,362)	535	618
Accumulated other comprehensive income	151	-	-
Retained earnings	193,698	220,888	230,114
Dividend declared after balance sheet date	34,000	-	-

	468,278	430,875	440,184

	951,019	919,301	892,631

T. Davis	O. Argov	A. Schor
Chairman of the Board of Directors	Chief Financial Officer	Chief Executive Officer

Approval date of the interim financial statements: November 2, 2006.
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

2

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(NIS in thousands; Reported Amounts)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5	2 0 0 5
	(Unaudited)
Net sales	949,996	851,902	314,958	298,094	1,145,981

Cost of sales	665,858	611,812	224,790	211,677	820,715

Gross profit	284,138	240,090	90,168	86,417	325,266

Selling expenses	205,862	146,555	71,285	47,472	202,683

General and administrative expenses	42,422	45,052	15,483	13,257	56,283

Operating profit	35,854	48,483	3,400	25,688	66,300

Financing income (expenses), net	(18,976)	2,500	(6,871)	(2,865)	752

Other income, net	1,939	256	1,168	225	167

Income before income Taxes	18,817	51,239	(2,303)	23,048	67,219

Income taxes	27,447	15,530	4,835	4,087	19,527

Income (loss) after income taxes	(8,630)	35,709	(7,138)	18,961	47,692

Minority interest in (earnings) losses of subsidiary	6,214	(1,668)	-	(1,428)	(4,425)

Net income (loss) for the period	(2,416)	34,041	(7,138)	17,533	43,267

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

3

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands; Reported Amounts)

	Share capital	Capital reserves	Translation adjustments relating to foreign held autonomous Subsidiary	Accumulated other comprehensive Income	Retained earnings	Dividend declared after balance sheet date	Total
Nine months ended
September 30, 2006 (unaudited)

Balance - January 1, 2006	29,038	180,414	618	-	230,114	-	440,184
Shares issued	600	49,739	-	-	-	-	50,339
Changes in fair value of financial instruments	-	-	-	151	-	-	151
Translation adjustments relating to foreign	-
held autonomous subsidiary	-	-	(19,980)	-	-	-	(19,980)
Dividend declared after balance sheet date	-	-	-	-	(34,000)	34,000	-
Loss for the period	-	-	-	-	(2,416)	-	(2,416)

Balance - September 30, 2006	29,638	230,153	(19,362)	151	193,698	34,000	468,278

Nine months ended
September 30, 2005 (unaudited)

Balance - January 1, 2005	29,038	180,414	(3,377)	-	230,466	-	436,541
Translation adjustments
relating to foreign held	-	-	3,912	-	-	-	3,912
Dividend paid	-	-	-	-	(43,619)	-	(43,619)
Net income for the period	-	-	-	-	34,041	-	34,041

Balance - September 30, 2005	29,038	180,414	535	-	220,888	-	430,875

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

4

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands; Reported Amounts)

	Share capital	Capital reserves	Translation adjustments relating to foreign held autonomous Subsidiary	Accumulated other comprehensive Income	Retained earnings	Dividend declared after balance sheet date	Total
Three months ended
September 30, 2006 (unaudited)

Balance - July 1, 2006	29,038	180,414	(21,556)	-	234,836	-	422,732
Shares issued	600	49,739	-	-	-	-	50,339
Changes in fair value of financial instruments	-	-	-	151	-	-	151
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	2,194	-	-	-	2,194
Dividend declared after
balance sheet date	-	-	-	-	(34,000)	34,000	-
Loss for the period	-	-	-	-	(7,138)	-	(7,138)

Balance - September 30, 2006	29,638	230,153	(19,362)	151	193,698	34,000	468,278

Three months ended
September 30, 2005 (unaudited)

Balance - July 1, 2005	29,038	180,414	(905)	-	203,355	-	411,902
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	1,440	-	-	-	1,440
Net income for the period	-	-	-	-	17,533	-	17,533

Balance - September 30, 2005	29,038	180,414	535	-	220,888	-	430,875

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

5

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands; Reported Amounts)

	Share capital	Capital reserves	Translation adjustments relating to foreign held autonomous Subsidiary	Accumulated other comprehensive Income	Retained earnings	Dividend declared after balance sheet date	Total
Year ended
December 31, 2005

Balance - January 1, 2005	29,038	180,414	(3,377)	-	230,466	-	436,541
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	3,995	-	-	-	3,995
Dividend paid	-	-	-	-	(43,619)	-	(43,619)
Net income for the year	-	-	-	-	43,267	-	43,267

Balance - December 31, 2005	29,038	180,414	618	-	230,114	-	440,184

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

6

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands; Reported Amounts)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5	2 0 0 5
	(Unaudited)
Cash flows - operating activities
Net income (loss) for the period	(2,416)	34,041	(7,138)	17,533	43,267
Adjustments to reconcile net
income to net cash provided by
operating activities
(Appendix A)	(54,844)	(24,977)	18,125	(9,992)	(37,613)

Net cash provided by (used in)
operating activities	(57,260)	9,064	10,987	7,541	5,654

Cash flows - investing activities
Withdrawal of long-term bank
deposits	-	-	-	-	73,648
Acquisition of fixed assets	(14,098)	(28,010)	(2,909)	(11,524)	(44,634)
Proceeds from sale of fixed assets	174	256	174	224	293

Net cash provided by (used in)
investing activities	(13,924)	(27,754)	(2,735)	(11,300)	29,307

Cash flows - financing activities
Dividend paid	-	(43,619)	-	-	(43,619)
Long-term loans received	-	31,304	-	22,371	-
Repayment of long-term loans	(20,714)	(44,759)	-	(36,258)	(94,437)
Short-term bank credit	115,173	-	38,714	-	21,475

Net cash provided by (used in)
financing activities	94,459	(57,074)	38,714	(13,887)	(116,581)

Translation adjustments of cash
and cash equivalents of
foreign held autonomous
Subsidiary	(1,171)	727	363	1,017	(193)

Decrease in cash and
cash equivalents	22,104	(75,037)	47,329	(16,629)	(81,813)
Cash and cash equivalents -
beginning of period	35,551	117,364	10,326	58,956	117,364

Cash and cash equivalents -
end of period	57,655	42,327	57,655	42,327	35,551

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

7

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
APPENDICES TO CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands; Reported Amounts)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5	2 0 0 5
	(Unaudited)
A. Adjustments to reconcile
net income to net cash
provided by operating
activities

Income and expenses not
involving cash flows:
Minority interest in earnings
(losses) of Subsidiary	(6,214)	1,668	-	1,428	4,425
Depreciation and amortization	17,327	18,395	5,887	6,022	25,162
Deferred taxes, net	(10,947)	(7,098)	(6,105)	(4,338)	(12,740)
Loss (Gain) from sale of fixed assets	37	(256)	5	(225)	(293)
Effect of exchange rate
differences, net	6,923	(549)	(2,144)	230	19

Changes in assets and
Liabilities:
Decrease (Increase) in trade
receivables	(45,466)	(31,078)	6,794	(22,585)	(41,401)
Decrease (increase) in other
receivables	6,651	(8,920)	(3,892)	(10,523)	(18,974)
Decrease (increase) in
inventories	(40,475)	12,577	5,966	(3,548)	(2,357)
Increase (decrease) in trade
payables	(6,033)	(6,749)	(305)	24,057	6,167
Net change in balances with
related parties	8,157	(10,735)	3,070	(4,146)	(10,515)
Increase in other payables
and accrued expenses	15,196	7,768	8,849	3,636	12,894

	(54,844)	(24,977)	18,125	(9,992)	(37,613)

B. Non-cash activities
Acquisition of fixed assets on credit	538	16,852	1,494	7,589	37,617

Shares issued on account of the
Minority interests	50,339	-	50,339	-	-

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

8

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006

NOTE 1 —	BASIS OF PRESENTATION

The unaudited condensed interim consolidated financial statements as of September 30, 2006 and for the nine and three months then ended (“interim financial statements”) of Hogla-Kimberly Ltd. (“the Company”) and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2005 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of September 30, 2006 and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	General

(1)	The significant accounting policies applied in the interim consolidated financial statements are consistent with those applied in the audited consolidated financial statements as of December 31, 2005 and for the year then ended, except for the initial application of Accounting Standard No. 21, “Earnings Per Share”, Accounting Standard No. 22, “Financial Instruments: Disclosure and Presentation” and Accounting Standard No. 25, “Revenues”. The effect of initially applying these standards on the Company’s financial position and results of operations is not material.

(2)	For the effect of initial application of Accounting Standard No. 20 (Revised) “Accounting Treatment for Goodwill and Other Intangibles upon the Acquisition of an Investee “, see note 2 B(1) below.

(3)	The interim financial statements have been prepared in conformity with generally accepted accounting principles (“GAAP”) in Israel, in a condensed format in accordance with GAAP applicable to the preparation of interim period financial statements, including those under Standard No. 14, “Interim Financial Reporting” and in accordance with Paragraph D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

B.	New Accounting Standards and their effect

Application of Standard No. 20 (Revised) – “Accounting Treatment for Goodwill and Other Intangibles upon theAcquisitionof an Investee”

In March 2006, the Israeli Accounting Standards Board (“the Board”) published Standard No. 20 (revised) “Accounting Treatment for Goodwill and Other Intangibles upon the Acquisition of an Investee”, which applies to financial statements for periods commencing January 1, 2006 (“the Effective Date”) or thereafter.

9

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	New Accounting Standards and their effect (cont.)

Application of Standard No. 20 (Revised) — “Accounting Treatment for Goodwill and Other Intangibles upon the Acquisition of an Investee” (cont)

According to the Standard, the excess of acquisition cost of an investment in an investee over the holding company’s share in the fair value of the investee’s identifiable assets, including intangibles, net of the fair value of identifiable liabilities (after tax allocation) at acquisition date, constitutes goodwill. Intangible asset will be recognized only if it satisfies the criteria established in this Standard.

Goodwill acquired in a business combination shall not be amortized but rather will be examined for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

The Standard distinguishes between intangible assets, with finite defined useful lives and those with indefinite useful lives, stating that the former should be amortized while the latter should not, but rather examined for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

Comparative figures for periods ended prior to the Effective Date should not be restated and goodwill presented in the balance sheet as of December 31, 2005 will no longer be amortized, including goodwill presented in the investment account of an affiliate.

As a result of the initial application of this Standard the Company ceased amortizing the goodwill associated with its investment in KCTR, the net balance of which as of January 1, 2006 is NIS 24,737 thousand. The amortization of goodwill recorded in the year ended December 31, 2005 and in the nine and three months ended September 30, 2005 is NIS 2,850 thousands and NIS 2,114 thousands and 724 thousands, respectively.

C.	New Accounting Standards that are not yet adopted

(1)	Application of Standard No. 26 “Inventory”
In August 2006 the Israeli Accounting Standards Board published Accounting Standard No. 26 – “Inventory” (“the Standard”), which outlines the accounting treatment of inventory.

The standard applies to all types of inventory, other than building earmarked for sale and addressed by Accounting Standard No.2 (“Construction of Buildings for Sale”), inventory of work in progress stemming from performance contracts, addressed by Accounting Standard No.4 (“Work Based on Performance Contract”), financial instruments and biological assets relating to agricultural activity and agricultural production during harvest.

The standard establishes, among other things, that inventory should be stated at the lower between cost and net realizable value. Cost is determined by the first in, first out (FIFO) method or by average weighted cost used consistently for all types of inventory of similar nature and uses. In certain circumstances the standard requires cost determination by a specific identification of cost, which includes all purchase and production costs, as well as any other costs incurred in reaching the inventory’s present stage.

10

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

C.	New Accounting Standards that are not yet adopted (cont.)

(1)	Application of Standard No. 26 “Inventory”(cont.)

When inventory is acquired on credit incorporating a financing component, the inventory should then be presented at cost equaling purchase cost in cash. The financing component is recognized as a financing expense over the term of the credit period.

Any reduction of inventory to net realizable value following impairment as well as any other inventory loss should be expensed on the current period.

Subsequent elimination of an impairment write-down that stems from an increase in net realizable value will be allocated to operations during the period in which the elimination took place.
This standard will apply to financial statements covering periods beginning January 1, 2007 and onwards and be implemented retroactively.

Management believes that the standard will not affect the Company’s financial position, results of operations and cash flows.

(2)	Application of Standard No. 27 “Fixed Asset”

In September 2006 the Israeli Accounting Standards Board published Accounting Standard No. 27 (“Fixed Assets”), which establishes the accounting treatment of fixed assets, including recognition of assets, determination of their book value, related depreciation, losses from impairment as well as the disclosure required in the financial statements.

The standard states that a fixed-asset item will be measured at the initial recognition date based cost which includes, in addition to the purchase price, all the related costs incurred for bringing the item to the position enabling it to operate in the manner contemplated by management. The cost also includes the initial estimate of costs required to dismantle and remove the item, along with the expenses incurred in reconstructing the site on which the item had been placed and in respect of which the entity incurred that obligation when the item had been acquired or following its use over a given period of time not in the production of inventory during that period.

The standard also states that when acquiring assets in exchange for a non-monetary asset or a combination of monetary as well as non-monetary assets, the cost will be determined at fair value unless (a) the barter transaction has no commercial essence or (b) it is impossible to reliably measure the fair value of the asset received and the asset provided. Should the provided asset not be measured at fair value, its cost would equal book value.

11

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

C.	New Accounting Standards that are not yet adopted (cont.)

(2)	Application of Standard No. 27 “Fixed Asset” (cont.)

Following the initial recognition, the standard permits the entity to implement in its accounting policy the measurement of the fixed assets by the cost method or by revaluation so long as this policy is implemented in regard to all the items in that Company.

Cost method – an item will be presented at net book value, less accumulated impairment losses.

Revaluation method – an item whose fair value can be measured reliably will be presented at its estimated amount, which equals its fair value at the revaluation date, net of depreciation accumulated subsequently and less accumulated impairment losses. Revaluations should take place on a current basis in order to ensure that book value does not materially differ from the fair value that would have been determined on the balance-sheet date. The revaluation of a single item calls for the revaluation of the entire Company and if the asset’s book value rises following this revaluation, this increase should be allocated directly to shareholders’ equity (“revaluation reserve”). Nevertheless, this increase will be recognized as an operating item up to the amount offsetting the decrease from that asset’s revaluation recognized previously as income or loss. Should book value decline following revaluation, this decline will be recognized as an operating item yet allocated directly to shareholders’ equity (“revaluation reserve”) up to the amount leaving any credit balance in that reserve in respect of that asset.

Any fixed assets with a meaningful cost in relation to the item’s total cost should be reduced separately. Moreover, the depreciation method used will be reviewed at least once at yearend and, if any meaningful change had taken place in the estimated consumption of future economic benefits inherent in the asset, the method should be modified to reflect such changes. This change will be treated as a change in an accounting estimate.

This new standard will apply to financial statements covering periods beginning January 1, 2007 and onwards and implemented retroactively, except for the following:

An entity which chooses on January 1, 2007 the revaluation method will treat the difference between the asset’s estimated book value and its cost as a revaluation reserve at that time.
An entity which did not include in the cost of an item, upon initial recognition, the initial estimate of dismantling and removing costs along with site reconstruction costs will be required to:
1. Measure the liability on January 1, 2007 in conformity with generally accepted accounting principles;
2. Compute the amount that would have been included in the cost of the relevant asset, when the liability was initially created, by capitalizing the amount of the liability, as noted in item 1 above at the time when that liability was initially created (“the Capitalized Amount”);

12

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

C.	New Accounting Standards that are not yet adopted (cont.)

(2)	Application of Standard No. 27 “Fixed Asset” (cont.)

3.Compute the Capitalized Amount’s accumulated depreciation on January 1, 2007 on the basis of the asset’s useful life at that time;
4. The difference between the amount to be allocated to the asset, in accordance with items 2 and 3 above and the amount of the liability, based on item 1 above, will be allocated to retained earnings.

The Company is currently examining this new standard, including the election between the cost and the revaluation methods; however, at this stage, it is unable to estimate the standard’s effect, if any, on its financial position, results of operations and cash flows.

(3)	Application of Standard No. 29 “Adoption of International Financial Reporting Standards”

In July 2006, the Israeli Accounting Standards Board published Accounting Standard No. 29 -“Adoption of International Financial Reporting Standards” – IFRS (“the Standard”). According to this Standard, the financial statements of an entity subject to the Israeli Securities Law and authoritative Regulations thereunder, other than foreign corporations as defined by this Law that prepares its financial statements in other than Israeli GAAP, will be prepared for the reporting periods commencing January 1, 2008, including interim periods, in accordance with the IFRS and related interpretations published by the International Accounting Standards Board.

An entity adopting IFRS as of January 1, 2008 and electing to report comparative figures in accordance with the IFRS for only 2007, will be required to prepare opening balance-sheet amounts as of January 1, 2007 based on the IFRS.

Reporting in accordance with the IFRS will be carried out based on the provisions of IFRS No. 1, “First-time Adoption of IFRS Standards”, which establishes guidance on implementing the transition from financial reporting based on domestic national accounting standards to reporting in accordance with the IFRS.

IFRS No. 1 supersedes the transitional provisions established in other IFRSs (including those established in former domestic national accounting standards), stating that all IFRSs should be adopted retroactively for the opening balance-sheet amounts. Nevertheless, IFRS No. 1 grants allowances on certain issues by not applying the retroactive application in respect thereof. In addition, IFRS No. 1 contains certain exceptions with regard to the retroactive application of certain aspects stipulated in other IFRSs.

Management intends to examine the effect of the transition to IFRS, yet at this stage, is unable to estimate the extent of such conversion on the Company’s financial position and results of operations.

Standard No. 29 allows for earlier application in a manner by which applicable entities may convert their financial statements published subsequent to July 31, 2006 to the IFRS. Management has not yet decided whether to early-adopt the IFRS.

13

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

D.	Derivative financial instruments and hedge accounting

The Company’s activities expose it primarily to the financial risks of changes in foreign exchange rates.
As of the third quarter the Company uses derivative financial instruments (primarily foreign currency forward contracts) to hedge its risks associated with foreign currency fluctuations relating to forecasted transactions.

The use of financial derivatives is governed by the Company’s policies approved by the board of directors, which provide written principles on the use of financial derivatives consistent with the Company’s risk management strategy.
The Company does not use derivative financial instruments for speculative purposes.

Derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and the ineffective portion is recognised immediately in profit or loss. The Company’s policy with respect to hedging the foreign currency risk of a commitment is to designate it as a cash flow hedge. If the cash flow hedge of a commitment or forecasted transaction results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or liability, amounts deferred in equity are recognised in profit or loss in the same period in which the hedged item effects profit or loss.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in profit or loss as they arise.

Hedge accounting is discontinued when the hedging instruments expires or is sold, terminated, or no longer qualifies for hedge accounting. At that time, for forecast transactions, any cumulative gain or loss on the hedging instruments recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to profit or loss for the period.

E.	During the reporting period, the representative exchange rate of the US Dollar vis-à-vis the NIS and the exchange rate of the Turkish Lira vis-à-vis the NIS decreased by 6.54% and 16.70% respectively, while the Israeli Consumer Price Index increased by 0.78%.

14

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006

NOTE 3 —	SUPPLEMENTAL DATA

1.	As of September 30, 2006 the Turkish subsidiary has converted its loan linkage term basis from the U.S dollar to the Turkish Lira.

2.	During the second quarter of 2006 the corporate tax in Turkey was reduced from 30% to 20%. The change in the corporate tax resulted in additional tax expenses in the amount of NIS 10.6 millions which reflected the impact on the deferred tax assets.

3.	Following a tax assessment of the company’s tax return, performed by the tax authorities in Israel with respect of tax-years 2003 and 2002 the company recorded additional provision for tax expenses, in the amount of NIS 4.2 millions for the nine month period ended September 30, 2006.

4.	On July 11, 2006 the Israeli Tax Authorities approved the Company’s request for its merger with some of its subsidiaries in Israel. The approval is contingent upon a number of conditions which the Company must fulfill within 60 days in accordance with the terms set by the Israeli Tax Authorities. As of September 30, 2006 the Company fulfilled all the requested terms and issued shares to the minority shareholders of the subsidiary. Since the minority shareholders of the subsidiary are also shareholders of the Company the transaction was recorded based on the carrying amount in exchange to shares of the subsidiary that will be merged with the Company.

5.	Due to the recent security situation in northern Israel, in July 2006 the Company has partially stopped its manufacturing activity in its Naharia Plant. The Company is entitled to be compensated by the Israeli authorities with respect to the disruption mentioned above. As of the approval date of the financial statements the company is entitled to receive part of the compensation mentioned above that refers to employee’s salaries.

6.	On August 23, 2006 a request for a class action claim was filed against the Company in the amount of NIS 47 million for reducing the number of diapers in the “Titulim” Packages. The Company rejects the request and acting to dismiss it. The Company can not evaluate, at this early stage the exposure of the claim if any, and did not record a reserve.

NOTE 4 —	SUBSEQUENT EVENTS

On November 2, 2006 the Company declared a payment of NIS 34,000 thousands as divided to its shareholders

15